EXHIBIT 99.2

MANAGEMENT INFORMATION CIRCULAR

(All information set out in this Information Circular is as at March 26, 2020 unless otherwise noted)

This Management Information Circular (the “Information Circular”) is furnished in connection with the solicitation of proxies being made by the management of Pretium Resources Inc. (the “Company”, “Pretivm”, “we”, “us” or “our”) for use at our Annual General Meeting of Shareholders (the “Meeting”).

The Meeting is being held at our offices at Suite 2300, 1055 Dunsmuir Street, Four Bentall Centre, Vancouver, British Columbia, V7X 1L4, on Thursday, April 30, 2020, at 2:00 p.m. (Vancouver time) for the purposes set forth in the accompanying Notice of Annual General Meeting (the “Notice of Meeting”).

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The use of the symbol “$” refers to Canadian dollars while the use of the symbol “US$” refers to United States dollars. See “Currency”.

information about voting

Solicitation of Proxies

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by our directors, officers and employees. All costs of this solicitation will be borne by the Company.

Completion and Voting of Proxies

Voting

Voting at the Meeting will be by a show of hands unless a poll is required or requested. Each shareholder and proxyholder is entitled to one vote for each common share in the capital of the Company (each, a “Share”) held or represented, respectively. To approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution”, in which case a majority of 66⅔% of the votes cast will be required. An ordinary resolution is required to pass the resolutions for the matters scheduled to be acted upon at the Meeting.

Appointment of Proxyholders

A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons named in the accompanying Proxy as proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided in the accompanying Proxy or complete another appropriate form of proxy permitted by law, and in either case send or deliver the completed proxy to our transfer agent, Computershare Investor Services Inc. (“Computershare”) by mail, hand delivery or fax.

The persons named in the accompanying Proxy as proxyholders are our directors or officers.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required or requested, those persons will vote or withhold from voting the Shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy, provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the proxyholder, if nominated by management, intends to vote the Shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, our management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

Registered Shareholder Voting Information

You are a registered shareholder (a “Registered Shareholder”) if your name appears on your Share certificate.

Registered Shareholders who are eligible to vote can vote their Shares either in person at the Meeting or by Proxy.

For your Shares to be voted by Proxy, you must complete, date and sign the enclosed form of Proxy and return it by mail, hand delivery or fax to Computershare, in accordance with the instructions set out in the form of Proxy and the Notice of Meeting. Registered Shareholders are also entitled to vote their Shares through the internet at www.investorvote.com or by telephone at 1-866-732-8683 (toll free). For internet and telephone voting, you will require your 15-digit control number found on your Proxy.

In order to be valid and acted upon at the Meeting, the forms of Proxy as well as votes by internet and telephone must be received in each case not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof.

Beneficial Shareholder Voting Information

Most shareholders of the Company are “beneficial shareholders” who are non-Registered Shareholders. You are a beneficial shareholder (a “Beneficial Shareholder”) if you beneficially own Shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the Shares registered in your own name. The following information is of significant importance to shareholders who do not hold Shares in their own name.

Beneficial Shareholders should note that the only Proxies that can be recognized and acted upon at the Meeting are those deposited by Registered Shareholders or as set out in the following disclosure. If Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Shares will not be registered in the shareholder’s name on the records of the Company.

Such Shares will more likely be registered under the names of intermediaries. In Canada, the vast majority of such Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non Objecting Beneficial Owners).

In accordance with the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), the Company has elected to deliver proxy-related materials, including a Voting Instruction Form (“VIF”) indirectly through intermediaries for onward distribution to NOBOs and OBOs (unless such shareholder has waived the right to receive such materials). The Company does not intend to pay for intermediaries to forward to OBOs, under NI 54-101, the proxy related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an OBO, the OBO will not receive these materials unless the OBO’s intermediary assumes the cost of delivery.

Generally, Beneficial Shareholders who have not waived the right to receive proxy-related materials will be given a VIF which must be completed and signed by the Beneficial Shareholder in accordance with the directions in the VIF. Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Shares are voted at the Meeting. The Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company however, its purpose is limited to instructing the intermediary on how to vote your Shares on your behalf.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting and the appointment of any shareholder’s representative.

If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Shares at the Meeting.

Revocation of Proxies

A Registered Shareholder who has submitted a Proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

If a Registered Shareholder who has given a Proxy attends the Meeting in person at which such Proxy is to be voted, such person may revoke the Proxy and vote in person. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Registered Shareholder or his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at our head office at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the Proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. Upon either of such deposits, the Proxy is revoked.

If you are a Beneficial Shareholder, please contact your intermediary for instructions on how to revoke your voting instructions.

Exercise of Discretion

If the instructions in a Proxy are certain, the Shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, and the management proxyholders have been appointed, such Shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholder thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

Voting Securities and Principal Holders of Voting Securities

Our authorized share capital consists of an unlimited number of Shares without par value.

Any shareholder of record at the close of business on March 20, 2020 is entitled to vote in person or by proxy at the Meeting. As at the date hereof, we have issued and outstanding 185,522,800 fully paid and non-assessable Shares, each share carrying the right to one vote. We have no other classes of voting securities.

The quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 25% of the issued shares entitled to be voted at the Meeting.

To the best of the knowledge of our directors and senior officers, no person or corporation beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all of our outstanding Shares other than:

Name of Shareholder	Amount of Shares Held	Percentage
BlackRock, Inc.	25,849,091 Shares	13.93%
Van Eck Associates Corporation	21,268,419 Shares	11.46%

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; and (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

Indebtedness of Directors and Executive Officers

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

Interest of Certain Persons in Material Transactions

Except as disclosed herein or in our Annual Information Form for the fiscal year ended December 31, 2019, dated February 21, 2020 (our “AIF”), since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

An “informed person” means:

(a)	a director or executive officer of the Company;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Shares.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

Our audited consolidated financial statements and management’s discussion and analysis (“MD&A”) for the years ended December 31, 2019 and 2018, are available upon request from the Company. They can also be found on our website at www.pretivm.com or under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018 and the report of the auditor thereon will be placed before the shareholders at the Meeting, but no shareholder vote is required in connection with these documents.

Number of Directors

Management proposes that the number of directors on the Company’s Board of Directors (the “Board”) be set at seven (7) for the ensuing year.

Shareholders will be asked at the Meeting to approve an ordinary resolution to set the number of directors elected for the ensuing year at seven (7), subject to such increases as may be permitted by the Articles of the Company and the provisions of the Business Corporations Act (British Columbia) (“BCBCA”).

We recommend a vote “FOR” the approval of the resolution setting the number of directors for the ensuing year at seven (7).

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the resolution setting the number of directors for the ensuing year at seven (7).

Election of Directors

Each director elected holds office until our next annual general meeting or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our Articles or with the provisions of the BCBCA.

At the Meeting, we will ask shareholders to vote for the election of the seven (7) director nominees proposed by management. Each shareholder will be entitled to cast their votes for or withhold their votes from the election of each director nominee.

Director Nominees

The following disclosure sets out information on the nominees proposed for election as directors, the province or state and country in which each is ordinarily resident and the period during which each has served as a director. The below disclosure also describes the principal occupation of each nominee during the last five years, and each nominee’s current equity ownership for the purposes of determining compliance with our Share Ownership Policy, which consists of Shares beneficially owned, directly or indirectly, or controlled or directed as well as RSUs and/or DSUs (each as defined below) credited to each nominee as at December 31, 2019.

Further information regarding RSUs, DSUs and our Share Ownership Policy can be found under the headings “Compensation Discussion & Analysis”, “Named Executive Officer Compensation”, “Director Compensation” and “Securities Authorized for Issuance Under Equity Compensation Plans”, as applicable.

Also included below is information regarding each nominee’s membership on committees of the Board and Board and committee meeting attendance for the year ended December 31, 2019.

During 2019, our Board held six regularly scheduled meetings and 13ad-hoc meetings. Ad-hoc meetings may be called on shorter notice than regularly scheduled meetings, which are scheduled over a year or more in advance. In addition to the attendance listed below, directors from time to time attend other Board committee meetings by invitation.

Management contemplates that each of the following seven (7) nominees will be able to serve as a director.

We recommend a vote “FOR” the election of each of the director nominees.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the election of the seven (7) director nominees.

RICHARD O’BRIEN JD Independent Director since November 13, 2019 Chair of the Board since January 1, 2020 Colorado, USA Age: 66

Background and Experience

Mr. O’Brien is the independent Chair of our Board and has served in such role since January 1, 2020.

Mr. O’Brien brings more than 30 years of operational and financial experience in the natural resources, energy and power sectors. Mr. O’Brien has served as President and Chief Executive Officer of Boart Longyear Ltd. from 2013 to 2016. Prior thereto, Mr. O’Brien was the President and Chief Executive Officer of Newmont Mining Corp. (now Newmont Corporation, “Newmont”) from 2007 to 2013. Mr. O’Brien has also served as a Chief Financial Officer at Newmont, prior to which his executive roles included Executive Vice President and Chief Financial Officer of U.S. energy services company AGL Resources (now Southern Company Gas), and Chief Operating Officer and Chief Financial Officer at PacifiCorp, a western U.S. utilities company.

Mr. O’Brien currently serves on the boards of Xcel Energy Inc., Vulcan Materials Company and Ma’aden, the Saudi Arabian Mining Company.

Education & Accreditations:

Mr. O’Brien holds a Bachelor of Arts degree in economics from the University of Chicago and a Juris Doctorate degree from Lewis and Clark Law School.

Areas of Expertise:

Mining Industry Experience; Construction/Operations; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board	1 of 1(1)	100%	Shares DSUs(2) Target Requirement Meets Requirement	Nil 19,619 $600,000 No(3)

(1)	Mr. O’Brien was appointed to the Board on November 13, 2019.

(2)	Pursuant to the terms of the Company’s DSU Plan (as defined herein), DSUs may only be settled in cash.

(3)	Mr. O’Brien has until November 13, 2022 to satisfy the securities ownership requirements set out in our Share Ownership Policy.

GEORGE PASPALAS Independent Director since May 10, 2013 British Columbia, Canada Age: 57

Background and Experience:

Mr. Paspalas is the Chair of our Sustainability and Technical Committee. Mr. Paspalas also acted as our Lead Director throughout 2019 and as the Chair of our Compensation Committee until February 14, 2019.

Mr. Paspalas has been the President and Chief Executive Officer of MAG Silver Corp. (“MAG Silver”) since 2013. Prior to joining MAG Silver, Mr. Paspalas was the President and Chief Executive Officer of Aurizon Mines Ltd. from August 2011 to June 2013. From 2007 to 2011, Mr. Paspalas was the Chief Operating Officer of Silver Standard Resources Inc. (now SSR Mining Inc.).

Mr. Paspalas is currently a director of MAG Silver.

Education & Accreditations:

Mr. Paspalas earned a Bachelor of Engineering (Chemical) degree with Honours from the University of New South Wales in 1984.

Areas of Expertise:

Mining Industry Experience; Exploration/Geology; Construction/Operations; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board (Lead) Compensation Committee Sustainability and Technical Committee (Chair)	19 of 19 10 of 10 5 of 5	100% 100% 100%	Shares RSUs DSUs(1) Target Requirement Meets Requirement	37,646 12,634 14,315 $255,000 Yes

(1)	Pursuant to the terms of the Company’s DSU Plan, DSUs may only be settled in cash.

PETER BIRKEY CFA Independent Director since May 14, 2014 Minnesota, USA Age: 50

Background and Experience:

Mr. Birkey is the Chair of our Corporate Governance and Nominating Committee.

Mr. Birkey is an Investment Executive who has over 20 years of experience investing in the financial markets and advising both public and private companies. Mr. Birkey was an Executive Vice President for Liberty Mutual Asset Management responsible for all Strategy, Public Markets, Risk Management, Real Estate and Special Situations from June 2004 to October 2013. Prior to 2004, he was a Senior Vice President for AmerUs Capital Management (now Aviva USA) responsible for their Investment Department and a Portfolio Manager for AEGON USA.

Education & Accreditations:

Mr. Birkey is a graduate with highest honors from the University of Chicago with an MBA in Finance and Marketing. He earned his Bachelor’s degree at Coe College in Economics and Business Administration and is also a Chartered Financial Analyst.

Areas of Expertise:

Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board Audit Committee Corporate Governance and Nominating Committee (Chair)	19 of 19 5 of 5 7 of 8(1)	100% 100% 88%	Shares RSUs DSUs(2) Target Requirement Meets Requirement	94,978 12,634 14,315 $255,000 Yes

(1)	Mr. Birkey did not attend one meeting of the Corporate Governance and Nominating Committee due his personal interest in the matters discussed.

(2)	Pursuant to the terms of the Company’s DSU Plan, DSUs may only be settled in cash.

DAVID SMITH CPA, ICD.D Independent Director since May 12, 2017 British Columbia, Canada Age: 61

Background and Experience:

Mr. Smith is the Chair of our Audit Committee.

Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. (“Finning”) from 2009 to 2014. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009. Previously, he spent 16 years with Placer Dome Inc. in various senior positions and four years with PriceWaterhouseCoopers LLP.

Mr. Smith currently serves as a director of Hudbay Minerals Inc. (“Hudbay”), a Toronto Stock Exchange (“TSX”) and New York Stock Exchange-listed base metals mining company, and has previously served on other public mining company boards of directors, specifically Nevsun Resources Ltd. (“Nevsun”, acquired by Zijin Mining Group Company Limited) and Dominion Diamond Corporation (“DDC”, acquired by The Washington Companies). Mr. Smith has experience chairing Audit Committees of both Nevsun and DDC.In addition, Mr. Smith has experience as a member of the Human Resources and Compensation Committees of Hudbay and DDC. Mr. Smith is also a member of the Board of Governors of Collingwood School.

Education & Accreditations:

Mr. Smith is a Certified Public Accountant (California) and holds a Bachelor’s degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program (ICD.D).

Areas of Expertise:

Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Legal/Governance; Risk Management; Information Technology; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board Audit Committee (Chair) Compensation Committee	19 of 19 5 of 5 10 of 10	100% 100% 100%	Shares RSUs DSUs(2) Target Requirement Meets Requirement	28,547 7,645 14,315 $255,000 Yes

(1)	Pursuant to the terms of the Company’s DSU Plan, DSUs may only be settled in cash.

FAHEEM TEJANI CPA, CA Independent Director since May 10, 2018 Ontario, Canada Age: 46

Background and Experience:

Mr. Tejani is currently the President of the Mortgage Company of Canada since March 2018, a privately-owned investment company that primarily invests in single family residential mortgages in the Greater Toronto Area, currently with assets under management of approximately $300 million.

Prior to joining Mortgage Company of Canada, Mr. Tejani spent 17 years at BMO Capital Markets, most recently as Managing Director, Equity Capital Markets. During his time at BMO Capital Markets,Mr. Tejani primarily focused on the Metals and Mining industry. Before joining BMO Capital Markets, Mr. Tejani worked for one of the largest global accounting firms.

Education & Accreditations:

Mr. Tejani is a Chartered Professional Accountant and holds a Bachelor of Arts degree from the University of Western Ontario.

Areas of Expertise:

Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board Audit Committee Corporate Governance and Nominating Committee Sustainability and Technical Committee	18 of 19 5 of 5 8 of 8 5 of 5	95% 100% 100% 100%	Shares DSUs(1) Target Requirement Meets Requirement	Nil 37,321 $255,000 Yes

(1)	Pursuant to the terms of the Company’s DSU Plan, DSUs may only be settled in cash.

ROBIN BIENENSTOCK Independent Director since November 8, 2018 Ontario, Canada Age: 51
Background and Experience:

Ms. Bienenstock is the Chair of our Compensation Committee.

Ms. Bienenstock is a founder and investment partner of RBMP Capital LLP, founded in London, United Kingdom in 2017. Prior thereto, Ms. Bienenstock was a partner at Marlin Sams Fund LP from 2014 until 2016. She was a senior research analyst at Sanford C. Bernstein & Co., LLC, Research Division from 2007 until 2014.

Ms. Bienenstock is currently a non-executive director, and a member of the Audit Committee of Sunrise Communications Group AG, a Swiss telecommunications provider. Previously, she served as a member of the Supervisory Board of Tele Columbus AG, a German cable provider, and a director and chair of the committee responsible for audit, risks and contingencies of Oi S.A. (“Oi”), a large telecommunications company in Brazil and South America.

Education & Accreditations:
Ms. Bienenstock obtained a Master of Arts degree in International Economics and Management from SDA Bocconi in Milan, Italy and a Bachelor of Arts degree in Politics, Philosophy and Economics from the University of Oxford.
Areas of Expertise:
Mining Industry Experience; Audit/Finance; Capital Markets & Corporate Finance; Legal/Governance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board Corporate Governance and Nominating Committee Compensation Committee (Chair)	18 of 19 8 of 8 10 of 10	95% 100% 100%	Shares DSUs(2) Target Requirement Meets Requirement	158,520(1) 37,321 $255,000 Yes(3)

(1)	Includes 154,232 Shares held by RBMP Master Fund Limited, over which Ms. Bienenstock has direction or control.

(2)	Pursuant to the terms of the Company’s DSU Plan, DSUs may only be settled in cash.

(3)	154,232 Shares held by RBMP Master Fund Limited have not been included in the determination of Ms. Bienenstock’s compliance with our Share Ownership Policy.

JEANE HULL Independent Director since November 13, 2019 Arizona, USA Age: 65

Background and Experience:

Ms. Hull has over 35 years of operational leadership and engineering experience. Ms. Hull served as the Executive Vice President and Chief Technical Officer of Peabody Energy Corporation (“Peabody”) from 2011 to 2015. Ms. Hull also held the position of Chief Operating Officer for Rio Tinto plc (“Rio Tinto”) at the Kennecott Utah Copper Mine and numerous management engineering and operations positions with Rio Tinto and affiliates. Prior to joining Rio Tinto, she held positions with Mobil Mining and Minerals, and has additional engineering, environmental and regulatory affairs experience in the public and private sector. Currently Ms. Hull serves on the Boards of Epiroc AB (Sweden) and Interfor Corporation.

Education & Accreditations:

A Registered Professional Engineer, Ms. Hull holds a Bachelor of Science degree in civil engineering from South Dakota School of Mines and Technology and a Master of Business Administration degree from Nova Southeastern University in Florida. She is a member of the University of Wyoming School Of Energy Resources Council. She serves on the University Advisory Board for South Dakota School of Mines and Technology, and formerly served on the Industry Advisory Board for Missouri University of Science and Technology Mining Department and the Washington University Olin Business School Women’s Leadership Forum Steering Committee.

Areas of Expertise:

Mining Industry Experience; Construction/Operations; Environment, Safety & Sustainability; Audit/Finance; Capital Markets & Corporate Finance; Human Resources & Executive Compensation; Risk Management; Public Reporting & Investor Communication.

Board/Committee Membership	Attendance		Securities Ownership as at March 26, 2020
Board Corporate Governance and Nominating Committee Sustainability and Technical Committee	1 of 1(1) 0 of 0(1) 0 of 0(1)	100% n/a n/a	Shares DSUs(3) Target Requirement Meets Requirement	500(2) 19,619 $255,000 No(4)

(1)	Ms. Hull was appointed to the Board on November 13, 2019 and to the Corporate Governance and Nominating Committee and the Sustainability and Technical Committee on December 4, 2019. The Corporate Governance and Nominating Committee and the Sustainability and Technical Committee did not hold meetings in 2019 subsequent to Ms. Hull’s appointments.

(2)	Ms. Hull has direction or control over these shares.

(3)	Pursuant to the terms of the Company’s DSU Plan, DSUs may only be settled in cash.

(4)	Ms. Hull has until November 13, 2022 to satisfy the securities ownership requirements set out in our Share Ownership Policy.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of management’s knowledge, other than described herein, no proposed director is, or has been within the last ten years, a director or executive officer of any company (including the Company) that:

(a)	while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (hereinafter referred to as an “Order”);

(b)	after that person ceased to be a director or executive officer, was subject to an Order which resulted from an event that occurred while that person was acting in the capacity as a director or executive officer; or

(c)	while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Robin Bienenstock was a member of the Board of Directors of Oi, a Brazilian telecommunications company, from September 1, 2015 to June 13, 2016. Oi filed for bankruptcy protection in Brazil on June 20, 2016 and in the United States on June 22, 2016.

Jeane Hull was the Executive Vice President and Chief Technical Officer of Peabody, a private-sector coal company, from April 2011 to July 31, 2015. Peabody filed for Chapter 11 bankruptcy protection on April 13, 2016 and emerged from Chapter 11 protection on April 3, 2017. In addition, from July 6, 2016 to October 24, 2019, Ms. Hull was a director of Cloud Peak Energy Inc. (“Cloud Peak”). Cloud Peak filed for Chapter 11 bankruptcy protection on May 10, 2019 and received court approval for its plan to exit bankruptcy on December 5, 2019.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

None of our directors has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Vote Policy

As part of our corporate governance practices, the Board has adopted a Majority Vote Policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the independent Chair or Lead Director of our Board, as applicable, promptly following the shareholders’ meeting.

The Corporate Governance and Nominating Committee will then consider the offer of resignation and make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant by its members. The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation except in exceptional circumstances where the consideration would warrant the applicable director continuing to serve on the Board.

The Board will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation is considered.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our auditor to hold office until the next annual general meeting of shareholders at remuneration to be fixed by the directors.

PricewaterhouseCoopers LLP, Chartered Professional Accountants, have served as our auditor since October 24, 2010.

We recommend a vote “FOR” the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as our auditor to hold office until the next annual general meeting of shareholders, at remuneration to be fixed by the directors.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers LLP at remuneration to be fixed by the directors.

Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive to attract and retain top quality directors and officers, provide a strong incentive to its management to achieve the Company’s goals and align the interests of management with the interests of the Company’s shareholders.

A detailed discussion of the Company’s compensation philosophy and executive compensation program can be found in the “Compensation Discussion & Analysis” section of this Information Circular. Information pertaining to the compensation of our NEOs (as defined herein) and independent directors can be found under the headings “Named Executive Officer Compensation” and “Director Compensation”, respectively, in this Information Circular. Shareholders are asked to consider such disclosure as they have a formal opportunity at the Meeting to provide their views on the Company’s approach to executive compensation through the following “Say on Pay” advisory vote:

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Pretium Resources Inc. (the “Company”), the shareholders of the Company accept the approach to executive compensation disclosed in the Management Information Circular with respect to the Company’s Annual General Meeting of shareholders on April 30, 2020.

As this is an advisory vote, it is not binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility. The Board and the Compensation Committee will consider the outcome of the vote, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with our pay for performance compensation model.

We recommend a vote “FOR” the approval of the non-binding resolution on executive compensation.

In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of Proxy intend to vote FOR the approval of the non-binding resolution on executive compensation.

Other Business

If other matters are properly brought up at the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit. As at the date hereof, we are not aware of any other items of business to be considered at the Meeting.

FROM THE CHAIR OF THE COMPENSATION COMMITTEE

Dear Shareholders,

Our second full year of operation, 2019, was mixed with significant accomplishments and challenges. As the Chair of the Compensation Committee in 2019, I am pleased to discuss with you our compensation philosophy and how Pretivm’s accomplishments and challenges informed the Corporate Objectives (as defined in the Information Circular) for management and their 2019 compensation outcomes.

In 2019, we continued Brucejack’s consistent track-record of profitability and strong cash generation since commencement of operations in 2017. Operational highlights included successfully ramping up our production rate to 3,800 tonnes-per-day, reducing our debt by more than US$180 million from operating cash flow (exceeding our target of US$140 million) and repurchasing 100% of our offtake obligation. These achievements were, however,partially offset by our continued challenges in predicting the mined grade (grams/tonne) from the Brucejack Mine. Consequently, our 2019 results fell short of our initial production guidance, highlighting the importance of achieving several important grade control projects we are undertaking in 2020.

Safety is a fundamental component of our business, and the well-being and safety of our people is a value we hold close to our hearts. During 2019, the Company continued its rigorous efforts to keep our employees and contractors safe by bolstering our occupational health and safety programs, policies and practices, and achieved a target of no lost time incidents (“LTIs”) in the year. For 2020, we will continue to bolster our safety programs, policies and practices and have introduced new Corporate Objectives that focus on the frequency rate of all injuries and reduction of risks, in furtherance of these efforts.

As further discussed in the “Compensation Discussion & Analysis” section in the Information Circular, Pretivm’s compensation philosophy is premised on the fact that employees are a key asset of its business. As a result, the Company has established a compensation structure that rewards short term objective achievements, and provides long term compensation that aligns with shareholder interests in improving on our business outcomes and creating long term value. In furtherance of this, the Board has established the Compensation Committee to assist it in discharging its responsibilities relating to compensation and benefits of Pretivm’s executive officers and directors.

The Compensation Committee is proactive throughout the year with respect to compensation, reviewing industry compensation trends with our consultants. During 2019, the Compensation Committee appointed Meridian Compensation Partners, LLC (“Meridian”) as its independent compensation advisor. With assistance from Meridian, the Compensation Committee has made some key changes to our compensation programs, policies and practices:

●	to align our practice with market practices, we implemented a return on invested capital performance metric that will apply to 25% of PSUs issued in 2020 and beyond, with the remaining 75% of PSUs being subject to a relative total shareholder return (“TSR”) metric;

●	to increase the ratio of performance- to time-based awards and overall mix of performance-based awards, we will transition from granting stock options to purchase Shares (“Options”) to a long-term incentive plan vehicle mix comprised of 60% performance-based share units (“PSUs”) and 40% time-based share units (“RSUs”);

●	to align our practice with market trends, we increased securities ownership requirements for the Chief Executive Officer (“CEO”) from three to five times salary, and for the Chief Financial Officer (“CFO”) and executive or senior vice presidents (including non-CEO NEOs (as defined herein)), from two to three times salary;

●	to improve our positioning and alignment relative to our peer group, and to ensure size and stability of the group, we revised our group of peer companies for 2020 compensation benchmarking, adding several companies to the group;

●	to align our practices with market standards and ensure that short-term incentive payments are commensurate with achievement of targets in the full year of production, we will transition to paying short-term incentive plan awards for 2020 and beyond after year-end operational reconciliations of key performance indicators against the applicable Corporate Objectives; and

●	to align our practices with market standards, we will transition to granting long-term incentive plan awards for 2020 and beyond in the first quarter of the relevant year (as opposed to December of the relevant year).

For further details regarding the above changes, please refer to “Compensation Discussion & Analysis” in the Information Circular.

Pretivm’s Corporate Objectives for 2019 are set out under the heading “Compensation Discussion & Analysis – Executive Compensation – 2. Short Term Incentive Awards (STIP) – 2019 Corporate Objectives” in the Information Circular. The seven identified categories for 2019 were relevant priorities for the growth of Pretivm’s business. Each category has a weighting between 10% and 20% based on the Board’s assessment of its importance to the Company’s business, and a multiplier of 1.0 for the objective level that the Compensation Committee and Board felt required concerted effort for the management team to achieve. Values of 1.5 and 2.0 were provided to targets that the Compensation Committee and the Board ascribed as a “stretch” for the management team to achieve. This letter has the benefit of hindsight in now reviewing the 2019 Corporate Objective outcomes.

Our short-term incentive plan for 2019 was a balanced scorecard with 20% weighted to each of production and all-in sustaining cost (“AISC”), 10% weighted to EBITDA, 12.5% weighted to achieving a 3,800 tpd production rate, 27.5% weighted to safety, environment and sustainability and 10% weighted to relative TSR.

With respect to operational results, which are key to Pretivm’s business, a production target of 410,000 ounces at an AISC of US$815 per ounce of gold was initially set for the Company’s second full year of operation. The Company was unable to achieve its initial gold production guidance for 2019, producing 354,405 ounces compared to its initial forecasted range of 390,000 to 420,000 ounces. Gold production also impacted AISC, which was US$888 per ounce of gold. As a result, 0% multiplier was applied for gold production, and a multiplier of 13% was applied for AISC.

With increased focus on earnings in 2019, we introduced an EBITDA per Share metric, with a target of US$1.15. EBITDA per Share for 2019 was US$1.17, which resulted in an objective multiplier of 117% being applied.

Successfully ramping up the production rate at Brucejack to 3,800 tonnes-per-day was a key operational goal for 2019. Our team worked strenuously to complete the necessary modifications and upgrades to the Brucejack Mill required to sustainably process ore at the upgraded production rate, and to accelerate underground development to ensure steady mining rates of 3,800 tonnes-per-day. In August and September, we operated at an average production rate for the two-month period of 95% of 3,800 tonnes-per-day, with average gold recovery for the period in excess of the recovery threshold of 96.7%. Accordingly, the 3,800 tonnes-per-day production date measure was realized on October 1, 2019, resulting in a “stretch” multiplier of 150%.

The Company continued to significantly improve its occupational health and safety programs, policies and practices throughout the organization. As a result, we achieved our “stretch” target of no LTIs for the year resulting in a 200% multiplier.

With respect to social and project sustainability matters, approximately 30% of the Company’s mine site employees are indigenous people associated with First Nations and the Company has established excellent relations with local communities and its stakeholders. The Company focuses its extensive and experienced environmental staff on mitigating the Brucejack’ impacts from its already small surface footprint on the local environment. Based on these factors, the Compensation Committee assessed a “stretch” multiplier of 150%.

We also directed greater focus to shareholder returns in 2019, introducing a relative TSR metric, with a target TSR in the 50th or greater percentile among our peers. Although we achieved an absolute TSR of 24% in 2019, we were below the 35th percentile of our peer group, resulting in a 0% multiplier.

Accounting for significant milestones achieved as well as challenges faced, the overall Corporate Objective multiplier was 81.87% for the short-term incentive bonuses for 2019, which is well below the 123.6% multiplier applied in 2018 and 125% applied in 2017.

The Compensation Committee has the prerogative in an exceptional year to award management up to an additional 20% with respect to Corporate Objectives achieved. As discussed further in the Information Circular accompanying this letter, the Company achieved a number of key milestones in 2019, returning value to its shareholders. However, as the Company did not achieve its production target for the second year in a row and its relative TSR target, no additional discretionary award was made for 2019.

We rely on the advice of our independent compensation consultant to set directors’ compensation that reflects the median of our peer group. With respect to total director compensation for 2020, aside from setting an annual retainer for the independent Board Chair, the Compensation Committee has not made material changes to the annual retainers for directors and committee chairs, as further described in the Information Circular under the heading “Director Compensation”. The equity ownership held by all directors positions directors as ‘principals’ of the Company and aligns their interest with those of the shareholders of the Company.

On behalf of the Compensation Committee,

(signed) “Robin Bienenstock”

Robin Bienenstock
Chair of the Compensation Committee

COMPENSATION DISCUSSION & ANALYSIS

Our compensation philosophy is premised on the fact that our employees are key assets of the Company and, in the resource industry, which requires a long-term view, maintaining continuity and motivating qualified and skilled executives and employees is of strategic importance.

Based on industry standards, we have evolved in a short time from an exploration company to a mid-tier gold producer. Our compensation philosophy in the past was focused on budget, schedule and milestones as we developed the Brucejack Project within the permitting regime in British Columbia, from an advanced exploration project to the 3,800 tonnes-per-day high-grade gold underground mine (“Brucejack”). This focus on milestones has allowed short-term compensation to be aligned with the annual priorities leading to our successful commencement of commercial production in 2017.

As we have now completed two and a half years of commercial production and have successfully increased our production rate at Brucejack to 3,800 tonnes-per-day, we have evolved into a mid-tier gold producer. Our compensation philosophy for 2020 will be focused on delivering on our gold production guidance and balance sheet management, all within the safe working environment at Brucejack. Our strategic focus is on the long-term value proposition of our business, with our interests aligned with those of our fellow shareholders.

Compensation Governance

Pursuant to its charter, our Compensation Committee is comprised of at least three independent directors within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”). Throughout 2019, the members of our Compensation Committee were Robin Bienenstock, George Paspalas and David Smith. On February 14, 2019, Mr. Paspalas relinquished his role as the Chair of our Compensation Committee to Ms. Bienenstock.

Each member of the Compensation Committee has the necessary experience to enable him or her to make decisions on the suitability of our compensation policies or practices. Their relevant experience is set out in their respective biographies under the heading “Election of Directors”.

In the support of the fulfillment of their role, the Compensation Committee engages and receives input from an independent compensation advisor, Meridian. Meridian was retained on July 30, 2019 to assess the Company’s approach to Named Executive Officer (“NEO”) and independent director compensation and provide a review of the compensation arrangements for the Company’s NEOs and independent directors and recommend changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. During 2019, Meridian directed particular focus to re-designing the Company’s long-term incentive plan (“LTIP”) compensation policies and practices. Prior to July 30, 2019, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”) as its independent compensation advisor in a similar role to Meridian’s.

Further information regarding the Compensation Committee, including its roles and responsibilities, powers and operation can be found under the heading “Corporate Governance Disclosure – Committees – Compensation Committee” in this Information Circular.

Executive Compensation Related Fees

During 2019, total fees of $66,539 ($nil in 2018) related to the determination of compensation for the Company’s NEOs and directors were billed by Meridian. There were no other fees billed for other services provided by Meridian that are not reported under executive compensation-related fees. Further, during 2019, total fees of $29,961 ($40,467 in 2018) related to the determination of compensation for the Company’s NEOs and directors were billed by Lane Caputo. There were no other fees billed for other services provided by Lane Caputo that are not reported under executive compensation-related fees.

The Compensation Committee considers its independent compensation consultant’s recommendations and advice in making recommendations to the Board for approval with respect to compensation-related matters. At the Compensation Committee’s meetings held in September, October and December 2019 and January 2020, Meridian prepared extensive reviews of: compensation market data for NEOs for 2020 compensation based on a new peer group of companies; compensation structure and quantum for non-executive board of directors chair role based on a new peer group of companies; the Company’s performance versus the Global Gold Index and potential custom peer groups for measuring TSR performance in connection with LTIP compensation; the Company’s executive compensation philosophy, programs and policies, and related governance practices; and relative TSR vesting modifiers for PSU awards. At the Compensation Committee’s meetings held in November and December 2018, the committee reviewed compensation practices of the Company’s peer group with its compensation consultant, so that salaries for 2019 were informed by then-current data.

Risks Associated with Compensation Practices

Incentive compensation is generally paid in relation to milestones regarding the advancement of our strategic objectives and projects which are subject to considerable external review and assessment. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Board’s oversight of our strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks. As short-term incentive plan (“STIP”) awards are ultimately subject to the discretion of the Board, the ability of an individual to target specific performance parameters to the detriment of our overall performance is limited, while our LTIP awards serve to align our executives with our shareholders’ interest in our growth.

Our Compensation Committee reviews our compensation policies to identify any practice that might encourage an employee to expose us to unacceptable risk and has not identified any risks arising from our compensation policies and practices that could encourage a NEO or other employee to take inappropriate or excessive risks. Key risk-mitigating features in our compensation structure include those set out below.

a)	An independent compensation advisor

The Compensation Committee is satisfied that Meridian (and previously, Lane Caputo) is independent and possesses the appropriate expertise to advise the Compensation Committee on matters within its mandate. The Compensation Committee must pre-approve other services Meridian may provide to the Company at the request of management.

b)	An annual review of compensation programs

We conduct an annual review of our compensation strategy, including our compensation philosophy and program design in consideration of current business requirements, market practice, and best practices in pay governance.

c)	Corporate and individual performance objectives

The corporate and individual performance objectives established each year are aligned with the Company’s priorities for that year and are stress-tested to ensure payouts will be reasonable within the context of performance outcomes. Production, cost and other financial objectives are linked to further align management’s interests with shareholders and prevent inappropriate risk-taking.

d)	Fixed and variable compensation

A significant portion of total direct compensation is delivered through variable compensation, providing a strong pay-for-performance link with a competitive “base” level of compensation through salary. See “-Executive Compensation” below.

e)	Short-term and long-term incentives

Executive compensation is balanced between short-term cash incentives and long-term incentive awards (RSUs and PSUs, and prior to 2019, Options) to mitigate the risk of overemphasis on short-term goals at the expense of long-term, sustainable performance.

f)	Capped short-term incentive payments

The performance measures contained within the annual short-term incentive award have a maximum payout cap of 200% of target in 2019, thereby mitigating excessive risk taking or unsustainable operational or financial performance to achieve windfall annual incentive awards.

g)	The application of discretion

The Compensation Committee and the Board retain discretion to adjust individual performance objectives during the year to ensure they remain aligned with the evolving priorities of the Company and to increase or decrease payout levels based on an overall assessment of the Company’s performance, ensuring appropriate pay-for-performance alignment and flexibility to make reasonable exceptions when necessary.

h)	Share ownership requirements

We have a Share Ownership Policy to ensure that our NEOs and non-executive directors experience similar impact on the value of their personal holdings of our Shares to that of our shareholders. The Share Ownership Policy was most recently updated on February 11, 2020 to increase securities ownership requirements for the CEO from three to five times salary, and for the CFO and executive or senior vice presidents (including non-CEO NEOs), from two to three times salary. Pursuant to the Share Ownership Policy, if the minimum-security ownership level for an individual is increased, the individual will have three years from the effective date of the increase to achieve his or her new minimum-security ownership level.

The table below reflects the shareholding requirements imposed on each NEO and the extent to which each has achieved such shareholding requirement:

NEO	Salary	Ownership Multiple	Ownership Requirement	Current Ownership(2)	Compliance
Executive Chairman(1)	n/a	n/a	n/a	n/a	n/a
President and CEO	$670,800	5x	$3,354,000	$3,048,067	No(3)
Vice President, Operations Executive Vice President and CFO	$488,800 $442,000	3x 3x	$1,466,400 $1,326,000	$1,150,666 $1,285,896	No(4) No(5)
Vice President and Chief Exploration Officer	$384,800	3x	$1,154,400	$1,057,187	No(6)

(1)	Robert Quartermain retired as the Company’s Executive Chairman effective as at the end of December 31, 2019. Throughout 2019, Dr. Quartermain was in compliance with then-applicable securities ownership requirements.

(2)	Current ownership includes Shares, RSUs and PSUs.

(3)	Mr. Ovsenek has until February 11, 2023 to satisfy his new securities ownership requirements under the Share Ownership Policy. On February 12, 2020, the Company announced that it has initiated an external search for a new President and CEO and that Mr. Ovsenek has agreed to continue to serve in that role while the search is underway.

(4)	Mr. Prins has until February 11, 2023 to satisfy his new securities ownership requirements under the Share Ownership Policy.

(5)	Mr. Yip has until February 11, 2023 to satisfy his new securities ownership requirements under the Share Ownership Policy.

(6)	Mr. McNaughton has until February 11, 2023 to satisfy his new securities ownership requirements under the Share Ownership Policy.

Ownership values for the purposes of our Share Ownership Policy are calculated as of the effective date of the policy (April 7, 2017) for securities held prior to the implementation of the policy or, for securities acquired after April 7, 2017, the acquisition cost of such securities. The value of the RSUs and PSUs is based on their grant date value.

Each of our NEOs has until February 11, 2023 to meet their ownership requirements. Each NEO is required to maintain their minimum ownership level throughout their term as a NEO.

i)	An Anti-Hedging Policy

We have an Anti-Hedging Policy that prevents our executive officers, including NEOs, and non-executive directors from purchasing financial instruments designed to hedge or offset any decrease in market value of our Shares or any of our other securities. As such, no NEO or independent director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the NEO or independent director.

j)	An Executive Compensation Recovery Policy (‘Clawback’ Policy)

We have an Executive Compensation Recovery Policy to ensure that if an officer of the Company has engaged in fraud, theft, embezzlement, serious misconduct or negligence, irrespective of whether there was a material restatement of previously issued financial statements, the Board may:

(a)	seek recovery from such officer of the portion of the performance-based compensation awarded to the officer during the 24 months preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”) that is greater than the compensation that would have been awarded had the compensation been based on the restated financial results; and

(b)	cancel any unvested equity compensation or claw-back any vested equity compensation or other incentive awards awarded to the officer during the 24 months preceding the Restatement Date and require the officer to repay the after tax amount of any gain on the exercise of options or settlement of other equity compensation which were exercised or settled within the 12 months from the end of the financial period that was the subject of financial restatement.

Strategy and Approach to Compensation

Our employees are a key asset and should be a principal source of our competitive advantage. Our success depends upon attracting and retaining a group of highly qualified and motivated executives and employees dedicated to our success and strong long-term performance. The mining industry is a competitive labour market and achieving the appropriate compensation arrangements across all levels of our employee structure is critical to our success.

The main objective of the Compensation Committee is to assist the Board in discharging its responsibilities relating to the compensation and benefits of our executive officers and directors. In doing so, the Compensation Committee ensures that we have an executive compensation plan that is motivational and competitive and that will attract and inspire the performance of executive officers of a caliber that will ensure and enhance our sustainability, profitability and growth. The objective of our executive compensation package is:

(a)	to attract and retain high quality employees with the requisite skill set;

(b)	encourage and motivate outstanding performance and contributions;

(c)	link compensation with short and long-term performance results; and

(d)	align our executive team with shareholder interests.

Benchmarking

A core tenet of our compensation philosophy is to provide comparative compensation to attract and motivate high caliber executives. Our objective is to establish compensation levels that are fair and reasonable, based on peer-company benchmarking, but offering significant incentive for above average performance.

With respect to benchmarking and targeting of compensation for our NEOs, salary is targeted at the median salary paid to the corresponding NEO of our peer companies and overall compensation will be above the median if performance is exceptional.

Comparative data for the following 15 peer companies was evaluated and used for the purposes of considering the competitiveness of the 2019 base salaries of our executive officers. The same group is used to benchmark our independent director compensation in 2019.

Alamos Gold Inc.	Eldorado Gold Corp.	OceanaGold Corp.
B2Gold Corp.	Hecla Mining Co.	Pan American Silver Corp.
Centerra Gold Inc.	Kirkland Lake Gold Ltd.	SSR Mining Inc.
Coeur Mining Inc.	New Gold Inc.	Tahoe Resources Inc.
Detour Gold Corp.	Northern Star Resources Ltd.	Torex Gold Resources Inc.

In determining the appropriate group of peer companies, the Compensation Committee, in consultation with its compensation consultant, considered various factors, including but not limited to the following: gold/silver development companies that are the direct competitors for the individuals we require to build our Company into a significant precious metals producer; companies with production of 200,000 to 700,000 gold equivalent ounces of annual production; and companies with a comparative market capitalization of approximately $500 million to $5 billion.

We review our peer companies annually to ensure the peer group is comparative. To improve our positioning and alignment relative to our peer group, and to increase the sample size to ensure size and stability of the group, we revised our group of peer companies for 2020 compensation benchmarking to include the following 19 companies:

Alacer Gold Corp.	First Majestic Silver Corp.	OceanaGold Corp.
Alamos Gold Inc.	Golden Star Resources Ltd.	Pan American Silver Corp.
B2Gold Corp.	Hecla Mining Co.	SEMAFO Inc.
Centerra Gold Inc.	IAMGOLD Corporation	SSR Mining Inc.
Coeur Mining Inc.	Kirkland Lake Gold Ltd.	Torex Gold Resources Inc.
Detour Gold Corp.	New Gold Inc.
Dundee Precious Metals Inc.	Northern Star Resources Ltd.

In determining the above peer group for 2020 compensation benchmarking, the Compensation Committee, in consultation with Meridian, considered various factors, including but not limited to the following: existing peer companies, to the extent appropriate; publicly-traded Canadian and United States precious metals companies engaged in the acquisition, exploration, development and operation of properties; direct business competitors in metals and mining; direct competitors for talent, particularly in industry-specific roles; an asset scope between 1/3x to 3x of our assets, with revenue used as a secondary lens; and companies whose recent history has demonstrated good financial results and governance.

Executive Compensation

There are three basic components to our executive compensation arrangement: base salary, STIP and LTIP. In some cases, there may be additional incremental non-cash compensation.

The three compensation components focus on specific areas that acknowledge both the short-term objectives of the Company and the longer-term risk so that incentives align with shareholders through TSR. In this way, the compensation metrics are separate and do not provide for any duplication of compensation awards.

1. Base Salary

Our executive salaries are targeted at the median (50th percentile) of our peer companies. Base salaries are reviewed annually and are considered in the context of total compensation, to be managed within a prescribed range for each executive position. This allows salaries to reflect employee qualifications, competencies and performance and allows flexibility in recruitment and retention and ensures our market competitiveness. Base salaries of our current NEOs for 2019 and 2020 have not increased from their amounts in 2018.

To inform its decision on 2020 executive base salary amounts, the Compensation Committee reviewed our executive base salaries for the year ended December 31, 2019 in the context of a market analysis of our revised peer group of companies undertaken by Meridian. Based on this review, and because the Company did not achieve its gold production target for 2019, the Compensation Committee decided not to increase 2020 base salaries of our current NEOs.

2. Short Term Incentive Plan Awards (STIP)

The objective of our STIP is to reward our executives for the achievement of our annual Corporate Objectives as well as their personal objectives, if applicable. In 2018 and 2019, subject to the achievement of Corporate Objectives and the review and approval of the Compensation Committee and the Board, 70% of a projected STIP for the year was paid prior to year-end. The remaining 30% was evaluated during the first quarter of the following year, upon final year-end operational reconciliations of key performance indicators. These final performance objectives were then reconciled against the Corporate Objectives and a determination was made with respect to the residual STIP to be paid. STIP awards for 2020 and beyond will be paid entirely in the first quarter of the subsequent year, upon year-end operational reconciliations of key performance indicators against the applicable Corporate Objectives. In this manner, officers and employees who previously received a large portion of their short-term bonus in the same calendar year, will receive such bonus in the subsequent calendar year, ensuring that short-term incentive payments are commensurate with achievement of targets in the full year of production.

Our executives earn an annual award based on an STIP target amount (target percentage of base salary) and corporate and individual performance factors. The ratio of these factors may be adjusted by the Compensation Committee depending on the level of corporate or individual focus. The below table sets out the STIP target amount as well as the ratio of corporate and individual performance factors for our NEOs for 2019 and 2020.

Position	STIP Target (% of Base Salary)	Executive Performance Factors
		2019		2020
		Corporate	Individual	Corporate	Individual
Executive Chairman(1)	125%	100%	0%	n/a	n/a
President and CEO	125%	100%	0%	100%	0%
EVP (defined below) and CFO	85%	70%	30%	70%	30%
Vice President, Operations	85%	70%	30%	70%	30%
Vice President and Chief Exploration Officer	85%	60%	40%	70%	30%

(1)	Robert Quartermain retired as our Executive Chairman at the end of December 31, 2019. Effective January 1, 2020, the Company’s Chair of the Board is independent and not an officer.

Annual incentives are then calculated as follows:

Corporate Incentive Pay:
STIP Target Amount	x	Corporate Performance Weighting	x	Achieved Corporate Performance Multiplier

Individual Incentive Pay:
STIP Target Amount	x	Individual Performance Weighting	x	Achieved Individual Performance Multiplier

Total Incentive Pay = Corporate Incentive Pay + Individual Incentive Pay

2019 Corporate Objectives

We have a pay for performance executive compensation philosophy, and have established corporate objective targets for our executives (our “Corporate Objectives”).

Our 2019 Corporate Objectives were informed by, among other things, our focus on achieving our gold production guidance for the year while maintaining a low all-in sustaining cost profile, ramping up our operations at Brucejack to a production rate of 3,800 tonnes per day, and relative TSR for the year, all with a continuous focus on site safety, environment and social issues. The following table sets out our 2019 Corporate Objectives and details our achievements in respect of these objectives.

Multiplier	%	0.0	0.5	1.0	1.5	2.0	Actual	Multiplier	MxW (%)
Corporate/Operational (62.5%)
Production (ounces)	20	-40,000	-20,000	410,000	+20,000	+40,000	354,405	0	0
AISC (US$/ounce)	20	900	855	815	775	740	888	0.133	2.67
EBITDA (US$)/ Share(1)	10	1.03	1.09	1.15	1.21	1.27	1.17	1.17	11.70
3,800 tpd Production Date(2)	12.5	January 31, 2020	December 31, 2019	November 30, 2019	October 31, 2019	August 31, 2019	October 1, 2019	1.50	18.75
Safety, Environmental and Social (27.5%)
Safety LTIs/ 200,000 man-hours	15	1.0	0.8	0.7	0.6	0	0	2.00	30.00
Sustainability and Social	12.5		One material non-compliance(3)	Material compliance	No environmental citations		No environmental citations	1.50	18.75
Total Shareholder Return (10%)
TSR(4)	10	TSR < 35P	35P ≤ TSR < 50P	50P ≤ TSR < 75P	75P ≤ TSR < 100P	TSR = 100P	TSR < 35P	0	0
Total Defined	100								81.87
Discretionary	20						0	0	0
Total	120								81.87

(1)	EBITDA excludes gain/loss on Fair Value of Financial Instruments.

(2)	3,800 tpd Production Date means the first day of the calendar month immediately following the first period of two consecutive calendar months during which the Brucejack Mill processes ore at any average rate of 90% of 3,800 tpd with average gold recovery of not less than 96.7%.

(3)	A material non-compliant event is a cease work order.

(4)	Total shareholder return over the period from January 1, 2019 to December 31, 2019 relative to peer companies.

We produced 354,405 ounces of gold in our second full year of production, missing our initial 2019 guidance range of 390,000 to 420,000 ounces of gold and exceeding our revised 2019 guidance range of 340,000 to 350,000 ounces of gold. Gold production impacted our AISC, which amounted to US$888 per ounce of gold. These achievements resulted in objective multipliers of 0% and 13%, respectively, being awarded. EBITDA per Share for 2019 was US$1.17, which resulted in an objective multiplier of 117% being awarded. In August and September, we operated at an average production rate for the two-month period of 95% of 3,800 tpd, with average gold recovery for the period in excess of the recovery threshold of 96.7%. Accordingly, the 3,800 tpd production date measure was realized on October 1, 2019, resulting in a multiplier of 150% being awarded. We continued our focus on safety in 2019 and finished the year with no LTIs, resulting in a multiplier of 200% being awarded. In addition, we continued with our focus on environmental stewardship and community engagement. No complaints or citations were received and, as a result, a multiplier of 150% was awarded. In terms of relative TSR, despite a 24% return in 2019, we were below the 35th percentile of our peer group, resulting in a 0% multiplier being awarded.

The Compensation Committee may, at its discretion, award up to an additional 20% for exceptional accomplishment by the management and the operations team. In 2019, several achievements and accomplishments fell outside the scope of the 2019 Corporate Objectives framework, but contributed significantly to our operating efficiency, cost savings and positioning for growth, including: (1) reduced debt by more than US$180 million from operating cash flow, exceeding our target of US$140 million, including the repurchase of 100% of our offtake obligation; (2) completed or renegotiated concentrate offtake agreements with improved terms, reducing our treatment and refining charges; and (3) switched from a concentrate bagging system to a concentrate bulk handling system in the Brucejack Mill, reducing costs and improving morale. However, we fell short of our initial 2019 production guidance and relative TSR goals. For these reasons, the Compensation Committee determined not to award NEOs with a discretionary component.

As a result, the Achieved Corporate Performance Multiplier was 81.87%, which is less than the multipliers awarded in 2017 (125%) and 2018 (123.6%).

2019 Personal Objectives

For 2019, annual personal incentive payout levels ranged from 40% to 45% of the following NEOs’ targeted STIP amounts:

Position	Individual Performance Weighting
EVP and CFO	40%
Vice President, Operations	45%
EVP, Corporate Affairs and Sustainability	40%

The respective corporate and individual objectives weighting for each of our NEOs and their achieved multipliers are set out below.

Achieved Salary Multipliers for STIP for Individual NEOs

	Corporate			Individual
NEO	Weight	Multiplier	W x M	Weight	Multiplier	W x M	Total Achieved
Executive Chairman	100%	0.8187	81.87	-	-	-	81.87%
President and CEO	100%	0.8187	81.87	-	-	-	81.87%
EVP and CFO	70%	0.8187	57.31	30%	1.33	40.00	97.30%
VP, Operations	70%	0.8187	57.31	30%	1.50	45.00	102.31%
VP and Chief Exploration Officer	60%	0.8187	49.12	40%	1.00	40.00	89.12%

3. Long-term incentive Awards (LTIP)

Since 2017, our LTIP awards program consisted of the grant of Options to purchase Shares under our Incentive Stock Option Plan (“Stock Option Plan”) and the grants of RSUs and PSUs under our Restricted Share Unit Plan (the “RSU Plan”). In 2017, we began a three-year transition period from RSUs to PSUs, with the intention that at the end of this phase-in period, our NEOs would receive a minimum of 50% of the value of their annual LTIP in PSUs. However, in 2019, to further align our LTIP with shareholders’ interests and standard market practice, we: (1) eliminated Options from our LTIP awards program and adjusted the vehicle mix such that NEOs will receive 60% of the value of their annual LTIP in PSUs and 40% in RSUs; (2) implemented a return on invested capital (“ROIC”) performance measure for vesting of PSUs, which will apply to 25% of the PSUs awarded to each NEO (with the remaining 75% of PSUs being subject to a TSR-based performance metric); and (3) decided to transition from issuing LTIP awards in December of a particular year to issuing LTIP awards in February. As part of the transition in the timing of LTIP award issuances, no LTIP awards were issued for 2019. We believe through these incentive components, our executives and employees will be able to participate in our success as a company while their interests remain aligned with those of our shareholders.

Our LTIP program provides a framework for the Board regarding the granting of RSUs, PSUs and, historically, Options. PSUs are limited to the key management positions that have the responsibility for influencing our policy, strategy, long-term performance and associated outcomes. While previous grants may be taken into account when considering new grants, our granting of RSUs, PSUs and, historically, Options has been based on review of peer performance data by our Compensation Committee in consultation with its independent compensation consultant. The Compensation Committee makes recommendations to the Board with respect to grants to be given to each participant.

RSUs and PSUs: The RSU Plan provides for awards of both RSUs and PSUs. Pursuant to the RSU Plan, each vested RSU and PSU represents the right to receive a cash payment or its equivalent in fully paid Shares equal to the fair market value of the Shares as at the vesting date.

●	RSUs vest over three years (one-third each year).

●	PSUs issued in 2017 and 2018 cliff-vest at the end of a three-year period. Vesting is based on the performance of our TSR (measured over vesting years) against the S&P/TSX Global Gold Index and can range from 0% to 200%:

○	if our relative performance is at or below the 25th percentile of the relative TSR, no PSUs vest;

○	if our relative performance is above the 25th percentile and at or below the 50th percentile of the relative TSR, 50% of the PSUs vest;

○	if our relative performance is above the 50th percentile and at or below the 75th percentile of the relative TSR, 100% of the PSUs vest; and

○	if our relative performance is in the upper quartile of our relative TSR, 200% of the PSUs vest.

In addition, if TSR is negative, a maximum of 100% of the PSUs may vest.

●	PSUs to be issued subsequent to 2019 will cliff-vest at the end of the three-year period. Vesting for 75% of the PSUs will be based on the performance of our TSR (measured over applicable calendar years) against a custom peer group determined by the Compensation Committee in consultation with Meridian, and can range from 0% to 200% based on an “interpolated curve” criteria. In addition, if TSR is negative, a maximum of 100% of the PSUs may vest. Vesting for the remaining 25% of PSUs will be based on an ROIC performance measure at the end of the three-year period, with the calculation equal to 10% for each individual year plus 70% allocated to the three-year average ROIC.

Options (historic): Options were historically used to align our executive and other key employee interests with those of our shareholders by providing an incentive to achieve our long-term superior performance objectives. Options granted prior to 2017 vest over an 18-month period, while Options granted in 2017 and thereafter vest over a three-year period, with one-third vesting on each of the first, second and third anniversaries of the grant date.

Further information on our RSUs, PSUs and Options can be found under the heading “Securities Authorized for Issuance Under Equity Compensation Plans” in this Information Circular. Both the Stock Option Plan and the RSU Plan are administered by the Compensation Committee, which has the authority to determine the eligible participants to whom Options, RSUs and/or PSUs may be granted, as applicable, and the amount of the awards under each grant.

Further details regarding compensation paid to our NEOs, including LTIP awards is set out under the heading “Named Executive Officer Compensation – Summary Compensation Table”.

4. Incremental Non-cash Compensation

In addition to the executive compensation arrangement outlined above, all of our employees are eligible to participate in our provided health and wellness benefits, paid vacation and other perquisites. We review these benefits for competitiveness as we continue to grow.

Performance Graph

Based on an initial investment of $100 in our Shares on December 31, and a $100 investment in the S&P/TSX Composite Index (with dividend reinvestment), the following charts and tables provide a comparison of total returns for the three- and five-year periods ended December 31, 2019:

Three-year Comparison
December 2016 – December 2019

	12/31/2016	12/31/2017	12/31/2018	12/31/2019
Pretivm Shares	$100.00	$128.96	$104.05	$129.95
S&P/TSX Composite Total Return Index	$100.00	$109.08	$99.39	$122.09
S&P/TSX Global Gold Index	$100.00	$101.35	$97.86	$138.28

Five-year Comparison
December 2014 – December 2019

	12/31/14	12/31/15	12/31/16	12/31/17	12/31/18	12/31/19
Pretivm Shares	$100.00	$103.73	$165.72	$213.71	$172.43	$215.35
S&P/TSX Composite Total Return Index	$100.00	$91.67	$111.00	$121.08	$110.32	$135.52
S&P/TSX Global Gold Index	$100.00	$89.87	$135.67	$137.50	$132.76	$187.60

Our approach to compensation is closely tied to our goal of creating long-term shareholder value through consistent performance relative to our peers, with the specific goal of advancing our Brucejack Mine to be a low-cost intermediate gold mine. Since our initial public offering, over a period of nine years, we have advanced Brucejack from exploration through engineering, permitting, and two full years of commercial production and significant free cash flow generation; a significant achievement compared to the industry norms.

Though 2014 was a challenging year for gold and gold equities, the cumulative total shareholder return on our Shares increased, but remained below that of the S&P/TSX Composite Total Return Index (the “Index”). During 2014, our NEOs were granted their first increases in base salary since our initial public offering, with other compensation remaining substantially constant. In 2015, we, like other companies, continued to be influenced in part by low metal prices that had been in decline for four years and the lowest in six years. In 2016, with the continued de-risking of Brucejack and an increase in gold price, we outperformed the Index with our Share price increasing 60% over the year. In 2017, achieving commercial production, we further outperformed the S Index with our share price increasing 29% over the year. In 2018, our first year of production, our Share price decreased as our gold production did not meet market expectations. In 2019, we again failed to meet market expectations around gold production; however, our share price increased 25% over the year, in part due to rising gold prices.

Our Compensation Committee has historically not set ‘Share price targets’, given numerous uncontrollable factors that can affect Share price during exploration and development; however, the Compensation Committee and the other Board members review our Share price performance against peer performance and against various market indices in approving compensation recommendations. For 2019, we implemented a relative TSR metric in our Corporate Objectives for STIP, with a target TSR in the 50th or greater percentile among our peers. In addition, our outstanding PSUs vest based on the performance of our TSR (measured over vesting years) against the S&P/TSX Global Gold Index. Other factors considered in determining annual bonuses are the success of the NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals.

During 2014, our approach to executive compensation transitioned from that of an exploration company to a pre-development company and that continued in 2015. While our focus was on the exploration of Brucejack, our executive compensation was primarily salary and Option-based. As part of our strategy in 2015, we re-evaluated our approach to executive compensation and performance-based incentives were added, such as the RSU Plan. The ultimate value that is received with respect to RSUs is directly related to Share price performance. In 2016, our compensation awards further evolved to become more performance-based and Corporate Objective targets were established for our NEOs, with a focus on the construction timeline, budget, safety and the environment at Brucejack. These target objectives contributed to the STIP compensation component for the NEOs, as discussed above. In 2017 and 2018, our compensation structure was enhanced based on industry best practices and advice from our independent compensation consultant. LTIP was made up of 50% Options, 25% RSUs and 25% PSUs which have a performance component and will be awarded based on our relative TSR over a three-year period and benchmarked against performance of the S&P/TSX Global Gold Index. In 2019, we implemented a relative TSR metric in our Corporate Objectives for STIP, with a target TSR in the 50th or greater percentile among our peers. For 2020, to increase the ratio of performance- to time-based awards and overall mix of performance-based awards, we will transition away from granting Options to a long-term incentive plan vehicle mix comprised 60% of PSUs and 40% of RSUs. In addition, we will apply a return on invested capital performance measure to 25% of PSUs issued in 2020 and beyond, with the remaining 75% being subject to a relative TSR metric. We feel that our executive compensation policy is effective and supports the relationship between the compensation earned by our NEOs and the return to shareholders.

Named Executive Officer Compensation

Statement of Executive Compensation

For the year ended December 31, 2019, our five NEOs were:

(a)	Robert Quartermain, our former Executive Chairman;

(b)	Joseph Ovsenek, our President and CEO;

(c)	Tom Yip, our Executive Vice President (“EVP”) and CFO;

(d)	David Prins, our Vice President, Operations; and

(e)	Kenneth McNaughton, our Vice President and Chief Exploration Officer.

Dr. Quartermain retired as our Executive Chairman and director effective as at the end of December 31, 2019. Mr. Ovsenek will depart the Company in 2020 as part of the leadership transition plan announced on February 12, 2020.

Summary Compensation Table

The following table is a summary of compensation paid to our NEOs for the last three fiscal years

Name and principal position	Year	Salary ($)	Share-based awards ($)(1)(2)	Option-based awards ($)(3)	Non-equity incentive plan compensation ($)	All other compensation ($)(5)	Total compensation ($)
Annual incentive plans(4)
Robert Quartermain(6)(7) former Executive Chairman	2019 2018 2017	500,000 500,000 500,000	Nil 1,022,039(8) 1,149,470(8)	Nil Nil Nil	655,844 790,625 781,250	20,378 19,561 20,041	1,176,222 2,332,225 2,450,761
Joseph Ovsenek(7) President and CEO	2019 2018 2017	670,800 670,800 645,000	Nil 657,294(9) 741,584(9)	Nil 711,027(10) 741,596(11)	686,480 1,048,125 1,007,800	22,392 21,501 22,387	1,379,672 3,108,748 3,158,367
Tom Yip EVP and CFO	2019 2018 2017	442,000 442,000 425,000	Nil 281,704(9) 377,148(9)	Nil 304,725(10) 377,146(11)	365,200 497,800 490,700	83,691 68,931 69,786	890,891 1,595,159 1,739,781
David Prins(12) Vice President, Operations	2019 2018 2017	488,800 488,017 n/a	Nil 328,648(9) n/a	Nil 355,514(10) n/a	425,100 550,500 n/a	88,070 12,725 n/a	1,001,970 1,735,403 n/a
Kenneth McNaughton Vice President and Chief Exploration Officer	2019 2018 2017	384,800 384,800 370,000	Nil 167,942(9) 167,948(9)	Nil 167,120 (10) 167,943 (11)	291,500 414,100 414,100	28,074 23,876 24,590	704,374 1,157,839 1,144,580

(1)	For Share-based awards, the fair value is based on the average of the market price of our Shares for the five days preceding the grant date. The grant date fair value of Share-based awards as presented will differ from the compensation expense included for these grants in the Company’s financial statements, as in accordance with IFRS accounting requirements the compensation expense reflects only the fair value amortized in the period based on each grant’s vesting terms.

(2)	In connection with the transition from issuing LTIP awards in December to issuing LTIP awards in February, no LTIP awards were issued for 2019.

(3)	For Option-based awards, the fair value is calculated using the Black-Scholes model. This value is the same as the fair value established in accordance with IFRS accounting requirements and was determined using various assumptions including share price volatility on the grant date taking into account the expected life of the option, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. In 2019, the Compensation Committee decided to remove Options awards from the LTIP vehicle mix.

(4)	Annual cash bonus earned by each NEO in the respective year. In 2017, 100% of STIP was paid in December of that year. In 2018 and 2019, subject to the achievement of Corporate Objectives and the review and approval of the Compensation Committee and the Board, 70% of a projected STIP for the year was paid prior to year-end. The remaining 30% was evaluated during the first quarter of the following year, upon final year-end operational reconciliations of key performance indicators. These final performance objectives were then reconciled against the Corporate Objectives and a determination was made with respect to the residual STIP to be paid.

(5)	This amount includes the Company’s contribution to a registered retirement savings plan made on behalf of the NEO in which the NEO’s contribution may be matched up to a maximum of 4% of their annual salary, as well as additional perquisites such as housing (if applicable), medical services plan, medical reimbursement plan, health care spending account, fitness allowance, guaranteed supplemental income, life insurance and accidental death and dismemberment.

(6)	Dr. Quartermain retired as our Executive Chairman and director effective as at the end of December 31, 2019. In connection with his retirement and in addition to the amounts set out in this table, Dr. Quartermain was paid $8,451,067 in January 2020. Please see “- Employment, Termination and Change of Control Benefits” below.

(7)	Dr. Quartermain and Mr. Ovsenek did not receive compensation for their services as directors of the Company.

(8)	Comprised of 100% RSUs.

(9)	Comprised of 50% RSUs and 50% PSUs.

(10)	On December 11, 2018, the Company awarded Options to the NEOs at a per Share exercise price of $9.78, expiring on December 11, 2023. These Options have a grant date fair value of $4.87 each, calculated using the Black-Sholes option pricing model with a per Share exercise price of $9.78, expected life of five years and volatility of 55.9%.

(11)	On December 12, 2017, the Company awarded Options to the NEOs at a per Share exercise price of $12.97, expiring on December 12, 2022. These Options have a grant date fair value of $7.05 each, calculated using the Black-Sholes option pricing model with a per Share exercise price of $12.97, expected life of five years and volatility of 63.8%.

(12)	Mr. Prins joined the Company as Vice President, Operations effective May 1, 2018.

Pension Plan Benefits

We do not have a defined benefit, defined contribution or deferred compensation pension plan.

Incentive Plan Awards - Outstanding Option Based and Share-Based Awards

The following table sets out all Option-based and Share-based awards outstanding for each NEO as at December 31, 2019.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(2)	Market or payout value of vested share- based awards not paid out or distributed ($)
Robert Quartermain	128,143	9.73	03/24/20	604,835	29,294(4)(9) 69,669(6)(9)	423,005 1,006,020	Nil
Joseph Ovsenek	100,000 150,000 91,392 105,254 146,128	8.72 7.29 9.73 12.97 9.78	01/20/20(3) 12/08/20 12/14/21 12/12/22 12/11/23	573,000 1,074,000 431,370 155,776 682,418	9,450(4) 28,348(5) 22,403(6) 33,604(7)	136,458 409,345(8) 323,499 485,242(8)	Nil
Tom Yip	310,000 75,000 62,475 53,528 62,626	6.96 7.29 9.73 12.97 9.78	03/03/20(3) 12/08/20 12/14/21 12/12/22 12/11/23	2,321,900 537,000 294,882 79,221 292,463	4,806(4) 14,417(5) 9,602(6) 14,402(7)	69,399 208,181(8) 138,653 207,965(8)	Nil
David Prins	300,000 30,000 100,000 56,771 73,064	6.75 9.73 13.17 12.97 9.78	03/10/21 12/14/21 05/15/22 12/12/22 12/11/23	2,310,000 141,600 128,000 84,021 341,209	5,097(4) 15,290(5) 11,202(6) 16,802(7)	73,601 220,788(8) 161,757 242,621(8)	Nil
Kenneth McNaughton	100,000 60,000 38,878 23,836 34,346	8.72 7.29 9.73 12.97 9.78	01/20/20(3) 12/08/20 12/14/21 12/12/22 12/11/23	573,000 429,600 183,504 35,277 160,396	2,140(4) 6,420(5) 5,724(6) 8,586(7)	30,902 92,705(8) 82,655 123,982(8)	Nil

(1)	Calculated based on the difference between the market price of our shares on the TSX on December 31, 2019 ($14.45) and the exercise price of the Option.

(2)	The market or payout value of RSUs and PSUs that have not vested as at December 31, 2019 is $14.44 per RSU and PSU.

(3)	The expiry date of these Options has been extended while the Company remains in blackout.

(4)	RSUs granted under our RSU Plan in December 2017.

(5)	PSUs granted under our RSU Plan in December 2017.

(6)	RSUs granted under our RSU Plan in December 2018.

(7)	PSUs granted under our RSU Plan in December 2018.

(8)	Vesting of these PSUs is based on the performance of our TSR against the S&P/TSX Global Gold Index and can range from 0% to 200%. The amount disclosed assumes 100% vesting of PSUs.

(9)	In connection with Dr. Quartermain’s retirement, RSUs held by Dr. Quartermain vested at the end of December 31, 2019 and were settled by cash payment in January 2020. Please see “- Employment, Termination and Change of Control Benefits” below.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned by our NEOs during the year ended December 31, 2019.

Name	Option-based awards value vested during the year ($)(1)	Share-based awards value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)(2)
Robert Quartermain	Nil	2,577,169(3)	655,844
Joseph Ovsenek	210,985	479,064	686,480
Tom Yip	91,838	266,401	365,200
David Prins	10,160	144,893	425,100
Kenneth McNaughton	49,439	152,562	291,500

(1)	This is the aggregate dollar value that would have been realized if the Options had been exercised on their vesting date and assuming the NEO had the entire vested amount available for exercise.

(2)	Annual cash bonus earned by each NEO in 2019.

(3)	Includes 98,963 RSUs (valued at $1,429,025 as at the end of December 31, 2019) held by Dr. Quartermain that vested upon his retirement at the end of December 31, 2019 and that were settled by cash payment on January 2020. Please see “- Employment, Termination and Change of Control Benefits” below.

Employment, Termination and Change of Control Benefits

Employment Agreements

We have entered into employment agreements with each of our NEOs. In 2019, each of our NEOs compensation was comprised of a base salary, benefits, and an annual performance bonus based on our annual Corporate Objectives (STIP) and, if applicable, personal objectives. In connection with the transition from issuing LTIP awards in December to issuing LTIP awards in February, no LTIP awards were issued for 2019. Our NEOs’ employment agreements contain confidentiality provisions of indefinite application and non-solicitation of employment provisions that are valid for 12 months following termination of employment and subject to certain exceptions. As well, each of the NEOs has agreed to give us at least three months’ notice in writing and to provide transition assistance as may be required if he or she wishes to terminate his or her employment, subject to certain limited exceptions.

Robert Quartermain, former Executive Chairman: We entered into an employment agreement on January 1, 2017 with Dr. Quartermain pursuant to which Dr. Quartermain served as our Executive Chairman until the end of December 31, 2019 (the “Executive Term”). Following the Executive Term, Dr. Quartermain’s employment would cease and he was to serve as Chairman of the Board until at least December 31, 2022, subject to his continued election as a director by the shareholders of the Company. Under the terms of Dr. Quartermain’s employment agreement, he was entitled to receive a base salary, benefits, an annual performance bonus based on the annual Corporate Objectives set by the Compensation Committee and a long-term incentive award. Dr. Quartermain was also entitled to a retirement allowance of $6,000,000, paid over three years commencing January 1, 2020. The terms of Dr. Quartermain’s employment agreement were determined through negotiation between Dr. Quartermain and the then-Compensation Committee, with advice from legal counsel and based on industry standards. In connection with Dr. Quartermain’s retirement as a director and Executive Chairman, we entered into a retirement confirmation agreement with Dr. Quartermain (the “Chairman Retirement Agreement”). The Chairman Retirement Agreement confirms the benefits and payments owing to Dr. Quartermain upon his retirement, as set out in his employment agreement, and provides for certain additional payments in exchange for a release in favour of the Company. The terms of the Chairman Retirement Agreement were determined through negotiation between Dr. Quartermain and the Company and discussed with and approved by the Compensation Committee and the Board, with advice from legal counsel. Please see “– Termination and Change of Control Benefits – Executive Chairman Retirement”.

Joseph Ovsenek, President and CEO: We entered into an employment agreement with Mr. Ovsenek in January 2011, as amended and restated in September 2012, which was determined through negotiation between Mr. Ovsenek and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Tom Yip, EVP and CFO: We entered into an employment agreement with Mr. Yip in January 2015 whereby Mr. Yip agreed to serve as Vice President and our CFO. The terms of Mr. Yip’s employment agreement were determined through negotiation between Mr. Yip and Mr. Ovsenek and discussed with and approved by the former Compensation and Corporate Governance Committee and the Board, with advice from legal counsel and based on industry standards.

David Prins, Vice President, Operations: We entered into an employment agreement with Mr. Prins in May 2018. The terms of Mr. Prins’ employment agreement were determined through negotiation between Mr. Prins and Mr. Ovsenek and discussed with and approved by the Compensation Committee and the Board, with advice from legal counsel and based on industry standards.

Kenneth McNaughton, Vice President and Chief Exploration Officer: We entered into an employment agreement with Mr. McNaughton in January 2011, as amended and restated in September 2012, the terms of which were determined through negotiation between Mr. McNaughton and Dr. Quartermain and discussed with and approved by the former Compensation and Corporate Governance Committee, with advice from legal counsel and based on industry standards.

Termination and Change of Control Benefits

Termination without Cause

Upon termination without cause, each of Messrs. Yip, Prins, and McNaughton would be entitled to receive twenty-four months of his base salary and twice the average annual performance bonus calculated in accordance with his employment agreement in the three years immediately preceding termination (the “Separation Package”). Any such Separation Package payable to these NEOs is required to be paid to him within five days of the termination of employment. As part of the Separation Package, the individual will be provided with a continuation of certain employment-related benefits, such as medical service plan, for the duration of the Separation Package period (unless terminated earlier due to re-employment). In addition, upon termination without cause, the individual may exercise any Option granted to the extent such Option was exercisable and had vested on the date of termination no later than 30 days after such termination. RSUs and PSUs granted under the RSU Plan would terminate unvested.

The following table below sets out the estimated incremental payments, payables and benefits that would be due to each of Messrs. Yip, Prins and McNaughton, assuming termination on December 31, 2019 without cause:

Name	Base Salary ($)(1)	Bonus ($)(2)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Tom Yip	884,000	902,467	-	-	1,786,467
David Prins	977,600	1,246,258(3)	-	-	2,223,858
Kenneth McNaughton	769,600	746,467	-	-	1,516,067

(1)	24 months’ base salary.

(2)	Twice the average annual performance bonus over the past three years.

(3)	Pursuant to terms of Mr. Prins’ employment agreement, the calculation of this amount includes the performance bonuses earned by Mr. Prins as a consultant to the Company in 2017.

Termination on Change of Control

In the event of a take-over bid, tender or exchange offer, proxy contest or any similar event or occurrence or series of events or occurrences, or the execution of an agreement which, if consummated, would constitute a change of control (as defined in each respective employment agreement), Messrs. Yip, Prins and McNaughton will not voluntarily leave the employ of the Company until the change of control occurs or, if earlier, such take-over bid, tender or exchange offer, proxy contest or similar event or occurrence or series of events or occurrences, or agreement is terminated or abandoned.

In the event that within 12 months following a change of control: (i) Mr. Yip’s or Mr. McNaughton’s employment is terminated without just cause; or (ii) such individual terminates his employment for good reason (as defined in each respective employment agreement), then such individual will be entitled to receive twenty-four months of his base salary and twice the average annual performance bonus calculated in accordance with their employment agreement in the three years immediately preceding termination (the “Change of Control Package”). In case of Mr. Prins, (i) In the event that within 12 months following a change of control his employment is terminated without just cause, or (ii) he terminates his employment for good reason (as defined in his employment agreement, and whether or not a change of control has occurred) within a specified period of time from the occurrence of the event giving rise to “good reason”, he will be entitled to receive the Change of Control Package. Any such Change of Control Package payable to these NEOs is required to be paid to him within five days of the termination of employment. As part of the Change of Control Package, the individual will be provided with a continuation of certain employment-related benefits, such as medical service plan, for the duration of the Change of Control Package period (unless terminated earlier due to re-employment). In addition, in the event that: (i) a change of control occurs and the acquiring company does not exchange the Options for its stock options without a material financial loss to the individual; or (ii) in the case of Mr. Prins, he terminates his employment for good reason, any outstanding unvested Options shall become fully vested and exercisable on the individual’s final day of employment. Under the RSU Plan, our Board has the authority to take necessary steps (subject to certain restrictions) to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of any RSUs or PSUs.

Pursuant to each of Messrs. Yip’s, McNaughton’s and Prins’ respective employment agreement, “good reason” includes, a reduction in base salary or aggregate level of benefits, a material adverse change in reporting relationship that is inconsistent with title or position, a materially adverse change in position, duties or responsibilities (subject to certain exceptions), and the relocation of principal office outside of Vancouver, British Columbia. In addition, “good reason” in Mr. Prins’ employment agreement includes the departure of Joseph Ovsenek as President and CEO of the Company.

The following table sets out the estimated incremental payments, payables and benefits that would be due to Mr. Yip, Mr. Prins and Mr. McNaughton in the event of a change of control and subsequent termination without cause or for good reason (and in the case of Mr. Prins, termination for good reason irrespective of a change of control), assuming termination on December 31, 2019 and vesting of all unvested RSUs and PSUs (at 100% vesting) pursuant to the terms of the RSU Plan and Board approval.

Name	Base Salary ($)(1)	Bonus ($)(2)	Option-Based Awards(3) ($)	Share-Based Awards(4) ($)	Total ($)
Tom Yip	884,000	902,467	3,525,467	624,198	5,936,132
David Prins	977,600	1,246,258(5)	3,004,830	698,766	5,927,454
Kenneth McNaughton	769,600	746,467	1,381,777	330,243	3,228,087

(1)	24 months’ base salary.

(2)	Twice the average annual performance bonus over the past three years, however if such termination occurs within the first three years of the employment agreement, the average annual performance bonus calculation will use the performance bonus earned for the completed years.

(3)	Assumes the vesting of all outstanding Options and is calculated based on the difference between the market price of our Shares on the TSX on December 31, 2019 ($14.45) and the exercise price of each Option.

(4)	Assumes the vesting of all RSUs and PSUs (at 100% vesting) and is calculated based on the fair market value (as defined in the RSU Plan) on December 31, 2019 ($14.44).

(5)	Pursuant to terms of Mr. Prins’ employment agreement, the calculation of this amount includes the performance bonuses earned by Mr. Prins as a consultant to the Company in 2017.

Executive Chairman Retirement

Dr. Quartermain retired as Executive Chairman and director at the end of December 31, 2019. In addition to the compensation paid to Dr. Quartermain for his services as the Executive Chairman in 2019 (see “- Statement of Executive Compensation – Summary Compensation Table” above), Dr. Quartermain received a cash payment in the amount of $8,451,067 (the “Chairman Retirement Payment”) in January 2020, pursuant to his employment agreement and the Chairman Retirement Agreement. The Chairman Retirement Payment was comprised of the following:

(1)	$6,000,000 retirement allowance;

(2)	$1,429,026 in settlement of 98,963 RSUs at a price of $14.44 per RSU, that were held by Dr. Quartermain and that vested upon Dr. Quartermain’s retirement; and

(3)	$1,022,041 in lieu of foregone LTIP awards.

CEO Departure

On February 12, 2020, the Company announced a leadership transition plan pursuant to which Mr. Ovsenek will depart as the Company’s director, President and CEO upon the appointment of his successor. Pursuant to his employment agreement, Mr. Ovsenek will continue to be paid his base salary, pro-rated monthly up to his termination date and, upon his termination, will receive twenty-four months of his base salary and twice the average annual performance bonus for the three years immediately preceding the year of termination. In addition, Mr. Ovsenek will be provided with continuation of certain employment-related benefits, such as medical service plan, for 24 months following his termination date (unless terminated earlier due to re-employment).

The following table below sets out the estimated incremental payments, payables and benefits that would be due to Mr. Ovsenek under his employment agreement, assuming termination date of March 26, 2020:

Name	Base Salary ($)(1)	Bonus ($)(2)	Option-Based Awards ($)	All Other Compensation ($)	Total ($)
Joseph Ovsenek	1,341,600	1,828,270	-	-	3,169,870

(1)	24 months’ base salary. The amount does not include base salary for months served as President and CEO in 2020, which is paid in regular course.

(2)	Twice the average annual performance bonus over the past three years.

Director Compensation

Our independent director compensation is designed to attract and retain high caliber Board members and our approach to Board compensation is to be competitive with our peers, reflect best practice and take into account corporate governance trends. Comparative director compensation data from our peer companies was accumulated and reviewed in the fourth quarter of 2018.

The Compensation Committee reviews our Board compensation on an annual basis and recommends revisions to the compensation paid to our directors when warranted in the circumstances. In addition, the Board may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

In 2018, we implemented a Deferred Share Unit Plan (the “DSU Plan”) to promote a greater alignment of long-term interests between non-employee directors and our shareholders, and to provide a compensation system for non-employee directors that, together with our other compensation mechanisms, is reflective of the responsibility, commitment and risks that accompany Board membership and the performance of the duties required of our directors. Since the implementation of the DSU Plan, equity grants to non-employee directors are in the form of deferred share units (“DSUs”). Further information regarding the DSU Plan and DSUs granted thereunder is provided under the subheading “- Deferred Share Unit Plan” below.

Independent directors are not compensated based on performance. Our non-independent directors are not compensated for their services as directors. Accordingly, Robert Quartermain, who retired effective as at the end of December 31, 2019, and Joseph Ovsenek were not paid for their services as directors in 2019.

Annual Retainer

In 2019, our independent directors were compensated for their services as directors through an annual retainer fee. Our Compensation Committee and the Board determined to reduce the cash component of our independent director compensation from that in 2018, to ensure that our independent director compensation is competitive with market median. The 2019 annual retainers were as follows:

Lead Director	$75,000
Director	$85,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$20,000
Corporate Governance and Nominating Committee Chair	$20,000
Sustainability and Technical Committee Chair	$15,000

Minor changes were made to the annual retainers for 2020 to reflect the appointment of an independent Chair of the Board and the corresponding termination of the Lead Director position, and to bring the Sustainability and Technical Committee Chair retainer in line with those of other committees. The 2020 annual retainers are as follows:

Board Chair	$200,000
Director (other than Board Chair)	$85,000
Audit Committee Chair	$25,000
Compensation Committee Chair	$20,000
Corporate Governance and Nominating Committee Chair	$20,000
Sustainability and Technical Committee Chair	$20,000

Deferred Share Units

In 2019, our Compensation Committee and the Board decided that, going forward, grants of DSUs to non-employee directors (which were historically granted during the fourth quarter) will take place during the first quarter of the following year. Accordingly, other than the grants of DSUs to Mr. O’Brien and Ms. Hull in connection with their appointments to the Board in November 2019, no DSUs were granted in 2019.

Other Remuneration

Our directors were and are also reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attending meetings and otherwise carrying out their duties as directors of the Company.

The following table sets out the total compensation each director received during 2019.

Name and Position	Director Retainer	Committee Chair Retainer(s)	Total Cash Retainer Fees Earned ($)
George Paspalas(1) Lead Director Sustainability and Technical Committee Chair Compensation Committee Member	$160,000	$20,000	$180,000
David Smith Director Audit Committee Chair Compensation Committee Member	$85,000	$25,000	$110,000
Peter Birkey Director Corporate Governance and Nominating Committee Chair Audit Committee Member	$85,000	$20,000	$105,000
Faheem Tejani Director Audit Committee Member Corporate Governance and Nominating Committee Member Sustainability and Technical Committee Member	$85,000	Nil	$85,000
Robin Bienenstock(2) Director Compensation Committee Chair Corporate Governance and Nominating Committee Member	$85,000	$17,521	$102,521
Richard O’Brien(3) Director Chair of the Board	$10,625	Nil	$10,625
Jeane Hull(4) Director Corporate Governance and Nominating Committee Member Sustainability and Technical Committee Member	$10,625	Nil	$10,625

(1)	Mr. Paspalas served as the Lead Director throughout 2019 and relinquished such role effective January 1, 2020, upon Mr. O’Brien’s appointment as the independent Chair of the Board. Mr. Paspalas served as the Chair of the Compensation Committee until February 14, 2019.

(2)	Ms. Bienenstock was appointed as the Chair of the Compensation Committee on February 14, 2019.

(3)	Mr. O’Brien was appointed to the Board on November 13, 2019 and as the independent Chair of the Board on January 1, 2020. Mr. O’Brien earned a retainer fee of $10,625 in 2019, which was paid in the first quarter of 2020.

(4)	Ms. Hull was appointed to the Board on November 13, 2019 and to the Corporate Governance and Nominating Committee and the Sustainability and Technical Committee on December 4, 2019. Ms. Hull earned a retainer fee of $10,625 in 2019, which was paid in the first quarter of 2020.

The following table sets out all amounts of compensation provided to our non-executive directors for the year ended December 31, 2019:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
George Paspalas	180,000	Nil	Nil	Nil	Nil	180,000
David Smith	110,000	Nil	Nil	Nil	Nil	110,000
Peter Birkey	105,000	Nil	Nil	Nil	Nil	105,000
Faheem Tejani	85,000	Nil	Nil	Nil	Nil	85,000
Robin Bienenstock	102,521	Nil	Nil	Nil	Nil	102,521
Richard O’Brien(1)	10,625	Nil	Nil	242,491	Nil	253,116
Jeane Hull(2)	10,625	Nil	Nil	242,491	Nil	253,116

(1)	Mr. O’Brien was appointed to the Board on November 13, 2019. Mr. O’Brien earned a retainer fee of $10,625 in 2019, which was paid in the first quarter of 2020. In addition, Mr. O’Brien received an initial grant of DSUs valued at $225,000 in 2019, in connection with his appointment to the Board, as well as a grant of DSUs valued at $17,491 for his services as a director of the Company for a portion of 2019.

(2)	Ms. Hull was appointed to the Board on November 13, 2019. Ms. Hull earned a retainer fee of $10,625 in 2019, which was paid in the first quarter of 2020. In addition, Ms. Hull received an initial grant of DSUs valued at $225,000 in 2019, in connection with her appointment to the Board, as well as a grant of DSUs valued at $17,491 for her services as a director of the Company for a portion of 2019.

Outstanding Option-based and Share-based Awards

The following table sets out all Option-based and Share-based awards outstanding for each of our non-executive directors as at December 31, 2019.

Option-based awards that were granted have an exercise price per Share based on the closing price of our Shares on the TSX on the day prior to the date of grant. Options that were awarded prior to 2017 vest one-quarter every six months, commencing on the grant date and have a five-year term. Options that were granted in 2017 and thereafter vest one-third every year on the anniversary date of the grant and have a five-year term. Share-based awards that were granted in the form of RSUs vest one third every year, commencing on the first anniversary of the grant date and have a three-year term. No Options or RSUs were granted to our independent directors in 2019.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised Options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money Options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or Payout value of Share-based awards that have not vested ($)(2)	Market of payout value of vested Share- based awards not paid out or distributed ($)
George Paspalas	Nil	Nil	Nil	Nil	4,989(3) 7,645(4) 14,315(5)	72,041 110,394 206,852	Nil
David Smith	100,000	13.17	05/15/22	128,000	7,645(4) 14,315(5)	110,394 206,852	Nil
Peter Birkey	40,000	8.72	01/20/20(6)	229,200	4,989(3) 7,645(4) 14,315(5)	72,041 110,394 206,852	Nil
Faheem Tejani	Nil	Nil	Nil	Nil	37,321(5)	539,288	Nil
Robin Bienenstock	Nil	Nil	Nil	Nil	37,321(5)	539,288	Nil
Richard O’Brien	Nil	Nil	Nil	Nil	19,619(5)	283,495	Nil
Jeane Hull	Nil	Nil	Nil	Nil	19,619(5)	283,495	Nil

(1)	Calculated based on the difference of the market price of our Shares on the TSX on December 31, 2019 ($14.45) and the exercise price of each Option.

(2)	The market or payout value of RSUs that have not vested as at December 31, 2019 is $14.44 per RSU.

(3)	RSUs granted in December 2016. Pursuant to a resolution of our Board, the vesting date of these RSUs held by independent directors that would otherwise vest in December 2019, has been extended to the business day immediately following the date on which an applicable blackout period is lifted.

(4)	RSUs granted in December 2017. Pursuant to a resolution of our Board, the vesting date of these RSUs held by independent directors that would otherwise vest in December 2019, has been extended to the business day immediately following the date on which an applicable blackout period is lifted.

(5)	DSUs granted under our DSU Plan in December 2018. Pursuant to the DSU Plan, the DSUs may only be settled by cash payment.

(6)	The expiry date of these Options has been extended while the Company remains in blackout.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our non-executive directors, vested or earned during the year ended December 31, 2019.

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year ($)
George Paspalas	Nil	Nil	Nil
David Smith	(96,030)	Nil	Nil
Peter Birkey	Nil	Nil	Nil
Faheem Tejani	Nil	Nil	Nil
Robin Bienenstock	Nil	Nil	Nil
Richard O’Brien	Nil	Nil	Nil
Jeane Hull	Nil	Nil	Nil

(1)	This is the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date and assuming the director had the entire vested amount available for exercise.

(2)	Pursuant to a resolution of our Board, the vesting date of all RSUs held by independent directors that would otherwise vest in December 2019, has been extended to the business day immediately following the date on which an applicable blackout period is lifted. Such applicable blackout period was not lifted prior to December 31, 2019.

Deferred Share Unit Plan

In 2018, we implemented the DSU Plan as a component of our compensation for non-employee directors. Only non-employee directors are eligible to participate and to receive DSUs under the DSU Plan, which DSUs may be awarded by the Board from time to time. In addition, non-employee directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs. The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration (or other applicable amount) by the closing price of our Shares on the last trading day immediately preceding the last day of the quarter in which such portion of the annual cash remuneration (or other applicable amount) was earned. DSUs granted to a participant will be fully vested upon such grant; however, the participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. The settlement amount of each DSU is based on the closing price of our Shares on the last trading day immediately preceding the DSU redemption date multiplied by the number of DSUs being redeemed. In case of payment of dividends on our Shares, participants under the DSU Plan will receive the value of the dividend in the form of DSUs.

The DSU Plan also provides that, at the discretion of the Board, a participant may receive a grant of DSUs upon his or her first election or appointment to the Board, provided that the equity award value, based on grant date fair value, of such grant of DSUs, in combination with the equity award value, based on grant date fair value, of any grant made to such a participant in respect of his or her first election or appointment to the Board under any equity compensation plan shall not exceed $225,000.

Director Security Ownership Requirements

We have a Share Ownership Policy in place in order to align the interests of our non-executive directors with those of our shareholders. Each non-executive director is required to own a minimum of three times their annual director retainer of our Shares within three years of becoming a director. Each non-executive director is required to maintain their minimum ownership level throughout his or her tenure as a director of the Company.

Our non-executive directors’ current shareholdings are detailed in their individual director biographies found under the heading “Particulars of Matters to be Acted Upon – Election of Directors” in this Information Circular. Majority our non-executive directors meet their shareholding requirements.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

We have two equity compensation plans in place: the Stock Option Plan under which Options are issued and the RSU Plan under which RSUs and PSUs are issued (together, the “Plans”). The Plans each require shareholder approval every three years and were last approved at our annual meeting of shareholders in May 2019. The intent of the Plans is to allow us to provide a flexible mix of compensation components to attract, retain and motivate the performance of the plan participants in alignment with our success and that of our shareholders. The following is a description of the specific information pertaining to each of the Stock Option Plan and the RSU Plan.

Options

Eligibility: Options may be granted to any of our directors, senior officers, employees, or permitted consultants or those of our subsidiaries.

Limits: The maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Stock Option Plan shall not at any time exceed 5.5% of the total issued and outstanding Shares on a non-diluted basis on the date of the grant of Options. We currently have 185,522,800 Shares issued and outstanding and as such, we can issue up to a total of 10,203,754 Shares under the Stock Option Plan.

The total number of Shares that may be reserved for issuance to any one person pursuant to Options granted under the Stock Option Plan in any one year shall not exceed 5% of our issued and outstanding Shares on a non-diluted basis on the date of the grant of the Options (9,276,140 Shares as of March 26, 2020).

The maximum number of Shares that may be reserved for issuance pursuant to Options granted to our insiders, and the maximum number of Shares that may be issued upon the exercise of Options granted to our insiders in any one-year period, in each case together with the number of Shares reserved for issuance or issued to such insiders, as the case may be, under our other previously established or proposed equity compensation plans, shall not exceed 5.5% of our issued and outstanding Shares on a non-diluted basis (185,522,800 Shares as of March 26, 2020). In addition, no more than 2% of our issued and outstanding Shares may be issuable to any individual insider or consultant within a one-year period when taken together with the number of Shares issuable to such insider or consultant under our other previously established or proposed equity compensation plans (3,710,456 Shares as of March 26, 2020).

No more than 1% of our issued and outstanding Shares may be issuable to our non-employee directors, as a group, within a one-year period, when taken together with the number of Shares issued to such non-employee directors under our other previously established or proposed equity compensation plans (1,855,228 Shares as of March 26, 2020). In addition to the foregoing limits, the Stock Option Plan also provides that the aggregate equity award value of Options that may be granted to a non-employee director within any one-year period shall not exceed $100,000, and that the aggregate equity award value of all grants under all of our established or proposed equity compensation plans (including the Stock Option Plan) that may be granted to a non-employee director within any one-year period shall not exceed $150,000.

Grants: The Board shall determine the number of Options to be granted, the price applicable to each Option, vesting conditions and any other terms and conditions at the time of grant of each Option. Options granted prior to 2017 vest over an 18-month period, while Options granted in 2017 and thereafter vest over a three-year period, with one-third vesting on each of the first, second and third anniversary of the grant date.

Term: The Option period of an Option commences on the date of grant and expires on the fifth anniversary of such date. If an Option expires during a period in which we have imposed a trading blackout to restrict trades in our securities, the Option will expire ten business days after the blackout period is lifted.

Exercise Price: The exercise price of any Option shall not be less than the last daily closing price per Share on the TSX on the trading day immediately preceding the grant date of such Option. Vested Options may be exercised at any time during the applicable Option period.

Assignability: Options are non-transferable and non-assignable, except by will or by laws governing the devolution of property, to an Option holder’s (“Optionee”) executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity, an RRSP or an RRIF of the Optionee.

Tax Treatment: The Company will be responsible for withholding source deductions in respect of income taxable to the Optionee arising on the exercise of Options.

Termination: If an Optionee is terminated due to retirement, disability, redundancy, or because the company by which such Optionee is employed ceases to be a “related entity” (as defined in the Stock Option Plan) of ours, such Optionee shall have 60 days from the termination date to exercise all Options that were exercisable and have vested as of the termination date.

In the event of an Optionee’s death, such Optionee’s executor, administrator or other personal representative who acquired the right to exercise the Options by will or the laws of devolution shall have 365 days from the date of the Optionee’s death to exercise all Options that were exercisable and have vested as of the date of death.

In the event of a change of control (as defined in the Stock Option Plan) and termination of an Optionee other than for cause within six months thereof, all time-based Options held by such Optionee shall vest immediately on the date of termination while the vesting of performance-based Options shall be subject to the Board’s determination of the extent of satisfaction of related performance criteria, and in each case the vested Options shall be exercisable for 90 days from the date of termination.

If an Optionee is terminated for cause, all Options held by such Optionee that have not been exercised prior to the termination date shall become null and void immediately upon such termination.

If an Optionee’s employment, engagement or directorship is terminated for reasons other than any of the above, such Optionee shall have 30 days from the termination date to exercise all Options that were exercisable and have vested as of the termination date.

The Board has the discretion to increase the periods permitted to exercise all or any of the Options following a termination, subject to applicable law.

Notwithstanding any of the foregoing, no Option shall be exercisable following the expiration of the applicable original Option period however, if an Option expires during a period in which we have imposed a trading blackout to restrict trades in our securities, the Option will expire ten business days after the blackout period is lifted.

Adjustments: In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan, the number of Shares receivable on the exercise of an Option and the exercise price shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or fair and equitable by the Board.

If we amalgamate, consolidate or combine with or merge with or into another body corporate, whether by way of amalgamation, statutory arrangement or otherwise (a “Business Combination”), any Share receivable on the exercise of an Option shall be converted into the securities, property or cash which the Optionee would have received upon such Business Combination if the Optionee had exercised his or her Option immediately prior to the effective date of such Business Combination and the exercise price shall be adjusted as may be deemed necessary or fair and equitable by the Board. If (a) because of a proposed Business Combination the exchange or replacement of the Shares or those in another company is imminent, or (b) a take-over bid to purchase all of our Shares is made by a third party, the Board may, in a fair and equitable manner, determine the manner in which all unexercised Option rights granted under the Stock Option Plan shall be treated to ensure the preservation of the economic interests of Optionees in, and to prevent the dilution or enlargement of, any Options, including, for example, requiring the acceleration of the time for the exercise of such rights by the Optionees and the time for the fulfilment of any conditions or restrictions on such exercises; except that any such acceleration of vesting shall require the termination of an Optionee’s employment, engagement or directorship unless an Optionee’s economic interest in any Option would not be preserved or dilution or enlargement of any Option would not be prevented, in which case the Board shall have the authority to determine the acceleration of the time for the exercise of the Options irrespective of whether the Optionee’s employment, engagement or directorship is terminated.

In the event of a change in the designation of our currently authorized Shares, the shares resulting from any such change will be deemed to be the “Shares” within the meaning of the Stock Option Plan.

In the event of an adjustment affecting the Shares other than the above, such adjustment shall be made as deemed equitable by the Board in its sole discretion to properly reflect such event.

Amendments: In the following circumstances, the Board may, subject to regulatory approval, amend or revise the terms of the Stock Option Plan or any Option without obtaining shareholder approval, provided that, in the case of any Option, no such amendment or revision may, without the consent of the Optionee, materially decrease the rights or benefits accruing to such Optionee or materially increase the obligations of such Optionee, as follows:

(a)	amendments of a “housekeeping” nature including, but not limited to, of a clerical, grammatical or typographical nature;

(b)	to correct any defect, supply any information or reconcile any inconsistency in the Stock Option Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Stock Option Plan;

(c)	a change to the vesting provisions of any Option or the Stock Option Plan;

(d)	amendments to reflect any changes in requirements of any regulator or stock exchange to which we are subject;

(e)	a change to the termination provisions of an Option which does not result in an extension beyond the original Option period;

(f)	in the case of any Option, the substitution of another award of the same or different type;

(g)	in the case of any Option, such amendments or revisions to the adjustment provisions of the Stock Option Plan;

(h)	amendments to the definition of change of control; and

(i)	the addition of a cashless exercise feature, payable in cash or our securities.

Notwithstanding the foregoing, the Board shall not make any amendments with respect to the following, prior to obtaining requisite shareholder approval, and if applicable, approval of the TSX or any other applicable regulatory body:

(a)	the limitations of grants of Options to insiders and the number of Shares that may be reserved for issuance to insiders;

(b)	an increase in the maximum percentage of Shares issuable under the Stock Option Plan;

(c)	a reduction in the exercise price of any previously granted Option or a cancellation and reissuance of Options so as to in effect reduce the exercise price thereof, other than pursuant to certain adjustments as further set out in the Stock Option Plan, including in the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, the payment of a stock dividend thereon, or a business combination;

(d)	any extension of the term of an Option beyond its original expiry date, except in the case of expiry during a blackout period;

(e)	the limitations on grants of Options to non-employee directors and the number of Shares that may be reserved for issuance to non-employee directors;

(f)	any amendment to the class of eligible persons under the Stock Option Plan, including any such changes which may broaden or increase the participation of non-employee directors under the Stock Option Plan;

(g)	any amendment that would permit the Options granted under the Stock Option Plan to be assignable or transferable, other than by will or by the laws governing the devolution of property, to an Optionee’s executor, administrator or other personal representative in the event of death of the Optionee, or to a holding entity of the Optionee;

(h)	any amendment that provides for financial assistance to Optionees for the exercise of Options; and

(i)	any amendments to such amendment provision.

Our Board may, from time to time, subject to approval, if required, of the TSX or any other applicable regulatory body, suspend or terminate the Stock Option Plan.

Administration: Pursuant to its terms, the Stock Option Plan is administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer. The Board may delegate (and revoke such delegation) to a committee of the Board, among other things, the interpretation, administration and implementation of the Stock Option Plan. In such case, the Board will take such steps that in its opinion are required to ensure that the committee has the necessary authority to fulfill its functions under the Stock Option Plan.

Recent Amendments: The Stock Option Plan described herein reflects the following amendments thereto, which were approved by our shareholders at our Annual General and Special Meeting held on May 2, 2019:

●	reduction in the maximum number of Shares that may be reserved for issuance pursuant to Options granted under the Stock Option Plan, the maximum number of Shares that may be reserved for issuance pursuant to Options granted to insiders, and the maximum number of Shares which may be issued to insiders within any one-year period pursuant to Options granted under the Stock Option Plan, in each case when combined with the Company’s other equity compensation plans, from 10% to 5.5%;

●	introduction of a maximum limit of no more than $100,000 in Option awards (and an aggregate limit of no more than $150,000 in equity awards across all of the Company’s equity compensation plans) to any one non-employee director in any one-year period;

●	introduction of a provision explicitly setting out amendments or revisions to the terms of the Stock Option Plan and any Option that require shareholder approval and, as applicable, approval of regulators including the TSX;

●	addition of language setting out that, in the event of a change of control and subsequent termination other than for cause of an Optionee within six months, all time-based Options shall vest immediately on the date of termination while the vesting of performance-based Options shall be subject to the Board’s determination of the extent of satisfaction of applicable performance criteria;

●	new limits on the Board’s discretion to accelerate vesting of Options in the event of a Business Combination (as defined in the Stock Option Plan) or an offer to purchase all of the Company’s Shares by a third-party, providing that any accelerated vesting in such cases shall require the termination of an Optionee’s employment, engagement or directorship with the Company unless an Optionee’s economic interest in any Option would not be preserved or dilution or enlargement of any Option would not be prevented, in which case the Board shall have the authority to determine the acceleration of the time for the exercise of the Options irrespective of whether the Optionee’s employment, engagement or directorship with the Company is terminated;

●	amendment to the definition of “change of control” to conform with that in the RSU Plan;

●	amendment to the administration provisions to clarify that the Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the Stock Option Plan; and

●	amendments of a housekeeping nature.

RSUs and PSUs

Eligibility: RSUs and PSUs may be granted to any of our directors, officers, employees, or permitted consultants or those of our subsidiaries.

Limits: The maximum number of Shares issuable from treasury pursuant to the RSU Plan, together with any other of our equity compensation plans, shall not exceed 5.5% of issued and outstanding Shares on a non-diluted basis. We currently have 185,522,800 Shares issued and outstanding and as such, we can issue up to a total of 10,203,754 Shares under the RSU Plan.

The maximum number of Shares issuable from treasury to our insiders pursuant to RSUs and PSUs, together with any other of our equity compensation plans, shall not at any time exceed 5.5% of issued and outstanding Shares on a non-diluted basis (10,203,754 Shares as of March 26, 2020). In addition, the maximum number of Shares that may be issued from treasury to our insiders within any one-year period pursuant to RSUs and PSUs, together with any other of our equity compensation plans, shall not exceed 5.5% of issued and outstanding Shares on a non-diluted basis (10,203,754 Shares as of March 26, 2020).

The maximum number of Shares issuable from treasury to our non-employee directors, together with any other of our equity compensation plans shall not exceed 1% of issued and outstanding Shares on a non-diluted basis plans (1,855,228 Shares as of March 26, 2020). In addition, the aggregate equity award value of RSUs and/or PSUs that are eligible to be settled in Shares that may be awarded to any individual non-employee director in any one-year period, in combination with the aggregate equity award value of all grants under all of our other equity compensation plans, shall not exceed $150,000.

Grants: We may, from time to time, grant RSUs and/or PSUs to a participant in such numbers, at such times (each such time, the “Grant Date”) and on such terms and conditions, consistent with the RSU Plan, as the Board may in its sole discretion determine; provided, however, that no RSUs and/or PSUs will be granted after December 15 of a given calendar year.

Term: RSUs and PSUs shall expire on such date as determined by the Board, but not later than December 31 of the third calendar year following the year (the “Service Year”) in which the participant performed the services to which the grant of the respective RSUs and/or PSUs relates.

Vesting: The Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs and/or PSUs granted to a participant, which vesting conditions may be based on either or both of: (a) the participant’s continued employment with us or a subsidiary, or provision of consulting services to us or a subsidiary; or (b) such other terms and conditions including, without limitation, certain performance criteria, as the Board may determine, provided that no such vesting condition for a RSU or PSU granted to an officer, director or employee shall extend beyond December 15 of the third calendar year following the Service Year.

RSUs, unless otherwise determined by the Board and as specifically set out in the applicable grant agreement, vest as to one third on each of the first and second anniversaries of the Grant Date and the remaining one third shall vest on the earlier of the third anniversary of the Grant Date and December 15 of the third calendar year following the Service Year (such vested RSUs being hereinafter referred to as the “Vested RSUs”).

PSUs issued to date cliff-vest at the end of a three-year period and vesting is based on the performance of our TSR against the S&P/TSX Global Gold Index (such vested PSUs being hereinafter referred to as the “Vested PSUs”). If our relative performance is in the upper quartile of the relative TSR, 200% of the PSUs vest. If our relative performance is at or below the 25th percentile of the relative TSR, no PSUs vest. In addition, if TSR is negative, a maximum of 100% of the PSUs may vest. PSUs to be issued subsequent to 2019 will cliff-vest at the end of the three-year period. 75% of vesting will be based on the performance of our TSR (measured over applicable calendar years) against a custom peer group determined by the Compensation Committee in consultation with Meridian, and can range from 0% to 200% based on an “interpolated curve” criteria. In addition, if TSR is negative, a maximum of 100% of the PSUs may vest. The remaining 25% of vesting will be based on an ROIC performance measure at the end of the three-year period, with the calculation equal to 10% for each individual year plus 70% allocated to the three-year average ROIC. Vesting of these PSUs will range from 0% (at 8.5% ROIC) to 200% (at 15% ROIC).

Payment: We shall, within 15 days of the vesting date of RSUs and/or PSUs (the “Payment Date”) make a cash payment to each participant (other than a non-employee director) equal to the number of Vested RSUs and/or Vested PSUs, as applicable, held by such participant multiplied by the Fair Market Value (as defined in the RSU Plan and described below) of our Shares, less applicable withholding taxes. Subject to receipt of any required shareholder, regulatory and/or stock exchange approval, we may, in lieu of the cash payment to a participant, on the Payment Date, elect to: (a) issue to the participant that number of whole Shares from treasury that is equal to the number of whole Vested RSUs and/or Vested PSUs held by such participant, less any applicable withholding taxes; or (b) purchase on behalf of the participant such number of whole Shares through an independent broker on the open market.

Any participant that is a non-employee director (other than a US taxpayer as defined under the RSU Plan) shall on the Payment Date be issued from treasury and receive that number of whole Shares that is equal to the number of whole Vested RSUs and/or Vested PSUs held by such participant, less any applicable withholding taxes. The non-employee director is responsible for any applicable withholding taxes.

Fair Market Value: For the purposes of settlement of RSUs and PSUs, the “Fair Market Value” of our Shares is defined as the arithmetic average of the closing price of the Shares on the TSX for five trading days on which a board lot was traded immediately preceding the relevant date. If the Shares are not listed on any stock exchange, the Fair Market Value shall be determined by the Board in good faith.

Assignability: RSUs and PSUs are not assignable or transferable. However, subject to law, a participant may designate in writing an individual who is a dependent or relation of the participant as a beneficiary to receive any benefits that are payable under the RSU Plan upon the death of such participant.

Tax Treatment: The cash amounts received on vesting by a participant will be taken into income when vested. The Company will be entitled to a deduction for cash amounts paid out under the RSU Plan (i.e., when RSUs and/or PSUs vest) and will be responsible for withholding source deductions.

Termination: Pursuant to the RSU Plan, the “Termination Date” is the date on which a participant ceases, for any reason including resignation, termination, death or disability, to be an active employee, director or consultant, as the case may be, and, in the case of a participant who is an employee, where the employment is terminated by the employer, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided and, in the case of a participant who is a consultant, the date the written contract between the consultant and us or any subsidiary is terminated or expires and the consultant no longer provides services thereunder.

Subject to certain exceptions, including those described herein, on a participant’s Termination Date, any RSUs and PSUs granted to such participant which have not become Vested RSUs and Vested PSUs, as applicable, prior to the Termination Date shall terminate and become null and void.

Where a participant’s Termination Date occurs as a result of disability, retirement or redundancy: (a) any unvested RSUs and PSUs held by such participant that would otherwise have vested within 60 days of the participant’s Termination Date shall immediately become Vested RSUs and Vested PSUs, as applicable, and shall be settled within 60 days after the Termination Date; and (b) if no RSUs held by such participant would otherwise have vested within 60 days of the Termination Date, then a pro rata portion of the RSUs that are scheduled to vest on the next vesting date set forth in the applicable grant agreement shall vest based on (a) the number of days since the Grant Date of such RSUs and the Termination Date, in relation to (b) the total number of days since the Grant Date to such vesting date, and such RSUs shall be settled in the ordinary course. All other RSUs and PSUs that remain unvested as of the Termination Date shall terminate and become null and void.

If a participant’s Termination Date occurs as a result of the participant’s death, any RSUs and PSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for a period of 12 months after the participant’s Termination Date. Any RSUs and PSUs granted to such participant which have not become Vested RSUs and Vested PSUs, respectively on or before the date that is the first anniversary of the participant’s Termination Date shall terminate and become null and void as of such date.

In the event of a change of control (as defined in the RSU Plan) or a determination by the Board that a change of control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any RSUs and PSUs, including, without limitation: (a) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the change of control becoming effective will provide each participant with new or replacement or amended RSUs and/or PSUs, as applicable, which will continue to vest and be exercisable following the change of control on similar terms and conditions as provided in the RSU Plan; (b) causing all or a portion of the outstanding RSUs and PSUs to become Vested RSUs and Vested PSUs (irrespective of vesting conditions), respectively, prior to the change of control, except that any such accelerated vesting shall require the termination of the applicable participant’s employment unless such participant’s economic interest in any RSU and/or PSU, as applicable, would not be preserved or dilution or enlargement would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding RSUs and/or PSUs, as applicable, to become vested irrespective of whether the participant is terminated; or (c) any combination of the above.

If a participant is terminated as a result of constructive dismissal within six months following a change of control, subject to the provisions of any applicable grant agreement, all RSUs and PSUs held by such participant shall, whether otherwise vested or not, become Vested RSUs and Vested PSUs, respectively, at the time of such termination and shall be settled in the normal course; provided that, in the case of PSUs, the Board shall consider the extent of satisfaction of the applicable performance criteria in determining the number of PSUs that shall become Vested PSUs at the time of such termination.

Adjustments: In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company’s assets to shareholders of the Company (other than the payment of ordinary course cash or stock dividends), the number of Shares subject to the RSU Plan and the RSUs and PSUs then outstanding shall be adjusted in such manner, if any, as the Company may in its discretion deem appropriate to preserve, proportionally, the interests of participants.

Amendments: Subject to applicable rules, policies and regulations of any lawful authority having jurisdiction, the Board may at any time, without further action by, or approval of, shareholders, amend the RSU Plan or any RSUs and PSUs granted in order to:

(a)	ensure that RSUs and PSUs granted under the RSU Plan will comply with any provisions respecting restricted share units or other security-based compensation arrangements in the Income Tax Act (Canada) or other laws in force in any country or jurisdiction of which a participant to whom a RSU or PSU has been granted;

(b)	make amendments of a procedural or “housekeeping” nature;

(c)	change the termination and/or vesting provisions of an RSU or PSU granted under the RSU Plan provided that the change does not entail an extension of the expiry date of the RSU or PSU, as applicable, beyond the original expiry date; or

(d)	suspend or terminate the RSU Plan.

Shareholder approval is required in order to:

(a)	increase the maximum number of Shares reserved for issuance under the RSU Plan;

(b)	amend the determination of Fair Market Value or a cancellation and reissuance of RSUs and PSUs so as to in effect amend the determination of Fair Market Value thereof;

(c)	extend the expiry date of any RSU or PSU beyond the original expiry date;

(d)	increase any limit on grants of RSUs and PSUs to insiders;

(e)	expand the circumstances under which RSUs and PSUs may be assigned or transferred;

(f)	amend the class of eligible participants under the RSU Plan;

(g)	amend the limits on grants of RSUs and PSUs to non-employee directors;

(h)	add any provision providing for financial assistance to participants for the settlement of RSUs;

(i)	amend the amendment provision; or

(j)	grant additional powers to the Board to amend the RSU Plan or any RSU or PSU without the approval of the shareholders of the Company.

Administration: Pursuant to its terms, the RSU Plan is administered by the Board with the assistance of the Compensation Committee and the Chief Executive Officer. The Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the RSU Plan.

Recent Amendments: The RSU Plan described herein reflects the following amendments thereto, which were approved by our shareholders at our Annual General and Special Meeting held on May 2, 2019:

●	reduction in limits on Shares issuable from treasury pursuant to the RSU Plan, Shares issued to insiders from treasury pursuant to the RSU Plan within a one-year period, and Shares issuable to insiders from treasury pursuant to units granted under the RSU Plan, in each case when taken together with any other equity compensation plan of the Company, from 10% to 5.5%;

●	addition of the following to the list of amendments and revisions that require shareholder approval prior to being implemented: (i) amendments to the limits on grants of units to non-employee directors; (ii) additions of any provisions providing for financial assistance to participants under the RSU Plan for the settlement of units granted thereunder; and (iii) a cancellation and reissuance of units so as to in effect amend the determination of Fair Market Value of units, and clarifies that, subject to certain restrictions, acceleration of vesting terms of units is at the discretion of the Board and does not require prior shareholder approval;

●	addition of language setting out that if a participant is terminated due to disability, retirement or redundancy and no units held by such participant would vest within 60 days of the termination date, then such participant’s units that are scheduled to vest on the next scheduled vesting date (as set out in such participant’s RSU grant agreement) shall vest and be settled on a pro rata basis;

●	amendments to the definition of “change of control” to conform with that in the Stock Option Plan;

●	addresses the acceleration of performance-vested units in the event of a “change of control” and subsequent termination of a participant’s employment by providing that in such case, the Board shall consider the extent of satisfaction of the performance criteria in determining the number of units that shall vest at the time of termination;

●	new limits on the Board’s discretion to accelerate vesting of units in the event of a change of control, by providing that any accelerated vesting in such cases shall require the termination of a participant’s employment unless the participant’s economic interest in any unit would not be preserved or dilution or enlargement of any unit would not be prevented, in which case the Board shall have the authority to cause all or a portion of the outstanding units to become vested irrespective of whether the participant’s employment is terminated;

●	amendments to the administration provisions to clarify that the Board may delegate (and revoke such delegation) to a committee of the Board for the interpretation, administration and implementation of the RSU Plan; and

●	amendments of a housekeeping nature.

Authorized for Issuance

The following table sets out information as at December 31, 2019 with respect to the compensation plans under which our equity securities are authorized for issuance.

Plan Category	No. of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Percentage of Shares Outstanding	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	No. of securities remaining available for future issuances under equity compensation plans (excluding securities reflected in (a) (c) (1)	Percentage of Shares Outstanding
Equity compensation plans approved by securityholders	3,468,310 Options 404,523 RSUs 166,085 PSUs(2)	1.87% 0.22% 0% - 0.18%(2)	$9.35 n/a n/a	5,990,501 - 6,322,671 (2)	3.23% - 3.41%
Equity compensation plans not approved by securityholders	n/a	n/a	n/a	n/a	n/a

(1)	We can issue up to a combined total of 5.5% of our issued and outstanding Shares (185,372,800 Shares as at December 31, 2019) under our Plans which is equal to 10,195,504 Shares as at December 31, 2019.

(2)	Depending on the achievement of performance criteria, we may settle PSUs in cash or Shares on the basis of zero to two Shares for each one PSU.

As at December 31, 2019, if all of the outstanding Options, RSUs and PSUs (assuming 200% vesting) were exercised or converted into Shares, the Shares which would be issued upon such exercise or conversion would total approximately 2.27% of our issued and outstanding Shares. Approximately 3.23% Shares would remain available for issuance under our Plans.

Awards Granted and Burn Rate

In accordance with the requirements of the TSX, the following table summarizes the number of security-based compensation awards granted to all of our directors, officers and employees during the periods noted below and the annual burn rate of each security-based compensation arrangement:

	Weighted Average Shares Outstanding(1)	Stock Option Plan		RSU Plan (RSUs and PSUs)
		Granted	Burn Rate(2)	Granted	Burn Rate(2)
December 31, 2019	184,731,109	140,000	0.08%	nil	0%
December 31, 2018	182,905,004	615,592	0.34%	570,111(3)	0.31%(3)
December 31, 2017	181,208,295	1,067,875	0.59%	444,612(4)	0.25%(4)

(1)	Pursuant to the requirements of the TSX, the weighted average number of Shares outstanding during the period is the number of Shares outstanding at the beginning of the period, adjusted by the number of Shares bought back or issued during the period, multiplied by a time-weighting factor. The time-weighting factor is the number of days that the Shares are outstanding as a proportion of the total number of days in the period.

(2)	The burn rate for a given period is calculated by dividing the number of awards granted during such period by the weighted average number of Shares outstanding during such period.

(3)	Comprised of 478,166 RSUs and 91,945 PSUs. Vesting of these PSUs is based on the performance of our TSR against the S&P/ TSX Global Gold Index and can range from 0% to 200%, which results in a Burn Rate range of 0.26% to 0.36%. The Burn Rate set out in the table assumes 100% vesting of PSUs.

(4)	Comprised of 370,472 RSUs and 74,140 PSUs. Vesting of these PSUs is based on the performance of our TSR against the S&P/ TSX Global Gold Index and can range from 0% to 200%, which results in a Burn Rate range of 0.20% to 0.29%. The Burn Rate set out in the table assumes 100% vesting of PSUs.

CORPORATE GOVERNANCE DISCLOSURE

Our Corporate Governance and Nominating Committee is responsible for reviewing our overall governance principles and governance issues that arose during the course of 2019.

As required by National Instrument 58-101 - Disclosure of Corporate Governance Practices, the following describes our corporate governance practices.

Board of Directors

Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with us. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with us.

The majority of our current directors are independent, such being: Richard O’Brien, George Paspalas, David Smith, Peter Birkey, Faheem Tejani, Robin Bienenstock and Jeane Hull. Mr. Ovsenek is not independent as he is our President and CEO. In connection with the leadership transition plan announced on February 12, 2020, Mr. Ovsenek will not stand for re-election as a director at the Meeting. The Board intends to appoint Mr. Ovsenek’s successor as a director in conjunction with his or her appointment as President and CEO of the Company, and such appointee will not be independent.

Throughout 2019, Dr. Quartermain was our Executive Chairman and not independent. Accordingly, Mr. Paspalas was appointed as our Lead Director and in that capacity, acted as the chair of the meetings of the independent directors and as the liaison between management and the Board. The roles and responsibilities of the Lead Director are further described below under the heading “– Position Descriptions”. Following Dr. Quartermain’s retirement as a director and Executive Chairman effective as at the end of December 31, 2019, Mr. O’Brien was appointed as an independent Chair of the Board and Mr. Paspalas relinquished his role as Lead Director. The roles and responsibilities of the independent Chair are further described below under the heading “– Position Descriptions”.

Our Board encourages open and candid discussion amongst its independent directors and as such, holds regularly scheduled and ad-hoc meetings at which non-independent directors and members of management are not in attendance. In-camera sessions were held by our independent directors at each of our regularly scheduled committee meetings and a number of our ad-hoc committee meetings, as well as at each of our six regularly scheduled Board meetings and at five out of our thirteen ad-hoc Board meetings held in 2019.

In addition to their positions on our Board, the following directors also serve as directors of other reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
Richard O’Brien	Xcel Energy Inc. Vulcan Materials Company Ma’aden, Saudi Arabian Mining Company

George Paspalas	MAG Silver Corp.

David Smith	Hudbay Minerals Inc.

Robin Bienenstock	Sunrise Communications Group AG (Switzerland)
Jeane Hull	Epiroc AB (Sweden) Interfor Corporation

Interlocking Boards

None of our directors currently serve together on the board of directors of any other company.

Attendance of our Directors at Board and Committee Meetings

During the year ended December 31, 2019, the Board held a total of 19 meetings, of which six were regularly scheduled and 13 were ad-hoc. The attendance record of the directors at such meetings is as follows:

Directors	Board of Directors (19 Meetings)	Independent Directors (11 Meetings)	Audit Committee (5 Meetings)	Compensation Committee (10 Meetings)	Corporate Governance and Nominating Committee (8 Meetings)	Sustainability and Technical Committee (5 Meetings)
Robert Quartermain(1)(2)	19 of 19 100%	-	-	-	-	5 of 5 100%
Joseph Ovsenek(1)	18 of 19 95%	-	-	-	-	-
George Paspalas	19 of 19 100%	11 of 11 100%	-	10 of 10 100%	-	5 of 5 100%
David Smith	19 of 19 100%	11 of 11 100%	5 of 5 100%	10 of 10 100%	-	-
Peter Birkey	19 of 19 100%	11 of 11 100%	5 of 5 100%	-	7 of 8(5) 88%	-
Faheem Tejani	18 of 19 95%	11 of 11 100%	5 of 5 100%	-	8 of 8 100%	5 of 5 100%
Robin Bienenstock	18 of 19 95%	11 of 11 100%	-	10 of 10 100%	8 of 8 100%	-
Richard O’Brien(3)	1 of 1 100%	1 of 1 100%	-	-	-	-
Jeane Hull(3)(4)	1 of 1 100%	1 of 1 100%	-	-	-	-

(1)	Dr. Quartermain and Mr. Ovsenek attend meetings of all the committees, to provide support to each committee as may be required.

(2)	Dr. Quartermain retired as a director and Executive Chairman effective as at the end of December 31, 2019.

(3)	Mr. O’Brien and Ms. Hull were appointed to the Board on November 13, 2019 and attended all Board meetings subsequent to their appointment.

(4)	Ms. Hull was appointed to the Corporate Governance and Nominating Committee and the Sustainability and Technical Committee on December 4, 2019. These committees did not hold meetings in 2019 subsequent to Ms. Hull’s appointments.

(5)	Mr. Birkey did not attend one meeting of the Corporate Governance and Nominating Committee due his personal interest in the matters discussed.

Board Mandate

The mandate of our Board (the “Board Mandate”) is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to our best interests and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances. In accordance with its mandate, our Board will, among other things:

●	review and approve, on an annual basis, our strategic business plan, including the statement of our vision, mission and values, prepared by management;

●	review and measure corporate performance against strategic plans, management objectives, financial plans and quarterly budgets;

●	assist management in identifying principal risks of our business and oversee the implementation of appropriate systems to manage those risks;

●	review and approve programs and budgets for each fiscal year and monitor progress of programs and budgets against approved objectives;

●	monitor the integrity of our internal controls and management information systems;

●	monitor and evaluate the performance of management, establish compensation programs and succession planning and determine compensation of the CEO and senior management;

●	oversee management’s implementation of environmental, community and health and safety policies and programs; and

●	oversee management in implementing the required systems and policies to manage our business in accordance with all legal and regulatory requirements and in the best interests of our shareholders.

Our Board Mandate is attached hereto as Appendix A.

Oversight and Counsel of Management

Although the CEO and senior management are responsible for the day-to-day management of the business and affairs of the Company, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. Regular access to senior management and employees and timely reports and updates on our business, affairs, strategy and risks assist the Board in effectively overseeing and counselling management. The Board of Directors and its committees engage with senior management and employees on a regular basis in both formal and informal settings. Mr. Ovsenek, the President and CEO, is a director and attends substantially all meetings of the Board and its committees, along with other executive officers and employees who are invited to attend such meetings. Our Board holds an annual strategy session to review and approve our strategic plan, including our vision, values and objectives. In addition, our Board holds meetings with management on topics including short, medium and long-term corporate objectives, strategic risks and mitigation strategies and strategic planning. The Board is provided with a report on our development and operations at least monthly, and at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations.

Position Descriptions

The Board had developed written position descriptions for the Executive Chairman and Lead Director, which applied throughout 2019. In connection with the appointment of Mr. O’Brien as the independent Chair of the Board effective January 1, 2020, the Board combined these two position descriptions into a written position description for the independent Chair. The roles and responsibilities of the chair of each Board committee are set out in each committee’s charter. In addition, the Board has developed a written position description for the CEO. The position description for the independent Chair of the Board and the Board committee charters can be found on our website at www.pretivm.com.

Executive Chairman and Lead Director (2019)

Robert Quartermain served as our Executive Chairman of the Board throughout 2019 and was responsible for providing overall leadership to enhance the effectiveness and performance of the Board, the committees of the Board and the individual directors of the Board. Dr. Quartermain was responsible for ensuring that the Board was provided with timely and relevant information as necessary to effectively discharge its statutory duties and responsibilities. Dr. Quartermain set the Board’s agenda and presided at meetings of the Board and at meetings of the Company’s shareholders, provided oversight of the chairs of the Board’s committees and assisted the committees of the Boards in bringing their recommendations forward for consideration by the Board.

George Paspalas served as our Lead Director throughout 2019 and was responsible for ensuring the Board’s agenda enabled it to successfully carry out its duties. Mr. Paspalas facilitated the functioning of the Board independently of our senior executives and provided independent leadership to the Board and to the individual directors. Mr. Paspalas worked collaboratively with the Executive Chairman and the CEO with respect to Board governance and Board processes and provided independent leadership to enable the Board to effectively carry out its duties and responsibilities independently from the senior executives of the Company. Mr. Paspalas provided advice, counsel and mentorship to the senior executives of the Company and fellow directors and with the Executive Chairman, worked to facilitate an effective relationship between senior executives of the Company and the directors. Mr. Paspalas ensured that the independent directors had the opportunity to meet separately without non-independent directors and senior executives of the Company present, as required.

Independent Chair of the Board

Mr. O’Brien is the independent Chair of our Board, since January 1, 2020. In this role, Mr. O’Brien is responsible for facilitating effective performance by the Board by, among other things: providing overall leadership to enhance Board and Board committee effectiveness and performance; ensuring that the Board is provided with timely and relevant information as is necessary to discharge its duties and responsibilities; fostering ethical and responsible decision making; providing advice, counsel and mentorship to other directors and senior executives; ensuring that the Board meets according to its regular schedule and as otherwise required; ensuring that the independent directors have the opportunity to meet separately without non-independent directors and senior executives of the Company present, as required; providing oversight of the chairs of Board committee and assisting committees in bringing their recommendations forward to the Board for consideration; working to facilitate an effective and productive relationship between directors and senior executives of the Company; and carrying out such other duties and responsibilities as the Board may request from time to time.

Chairs of Board Committees

The chair of each Board committee is responsible for overseeing the committee in its responsibilities. The Board requires that each committee chair, among other things, leads the committee in discharging each of the tasks assigned to it under its charter, ensures effective functioning of the committee, and reports regularly to the Board on the activities of the committee.

Chief Executive Officer

The CEO is the highest management authority, responsible for both developing our vision and strategy in consultation with executive management and for the day-to-day operating activities of our company. Amongst other things, the CEO supervises our senior executives, interacts and engages with shareholders and other major corporate stakeholders and oversees our financial management. The CEO works with the Vice Presidents to ensure proper policies are in place, creating short and long-term action plans, establishing budgets for these plans, monitoring their progress against milestones and goals and associated operating budget. The CEO provides leadership and direction to all employees and contractors. Throughout 2019, the CEO provided regular reports to the Executive Chairman and Lead Director on our activities and progress and following the appointment of Mr. O’Brien as the independent Chair of the Board, provides such reports to the independent Chair of the Board. Further, the CEO provides the Board with updates as may be required on any material aspects that might influence execution on our strategy and vision.

Orientation and Continuing Education

We recognize the importance of ongoing education for directors and as such, directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as environmental, social and governance matters, financial and accounting practices and corporate ethics. Written materials published in periodicals, newspapers or by experts or professional organizations (including legal and accounting firms) that are likely to be of interest to directors are routinely forwarded to directors or included as supplemental reading material in Board and Board committee meeting materials.

During 2019, we held continuing education sessions for our directors which focused on providing more in-depth information about the key aspects of our business. The Board and its committees received a number of presentations in 2019 on topics which included evolving equity investor landscape trends, mergers and acquisitions, dividend payment policies and share repurchase programs, mine plan geology, mining, milling, mine site safety, IFRS 16 – Leases, critical audit matter reporting, and audit quality indicators. All of our directors visited our Brucejack Mine in 2019.

Our Board holds an annual strategy session to review and approve our strategic plan, including our vision, values and objectives. In addition, our Board holds meetings with management on topics including short, medium and long-term corporate objectives, strategic risks and mitigation strategies and strategic planning.

The Board is provided with a report on our development and operations at least monthly, and at each Board meeting, the directors are provided with an update on strategic issues or challenges, risks, our performance, budget, schedule and any trends which may influence or change our planned development and operations.

We use a secure online Board portal to provide and assist in the flow of information to our Board. All of our charters, mandates and policies are contained in the Board portal, together with other resources and reports, to enable our directors to perform more effectively. New directors are able to meet independently with fellow Board members as well as management and are given an orientation session on the portal system if required.

Board members and management have access to corporate director education programs which offer courses on topics such as strategic direction and risks, financial strategy, financial essentials, audit committee effectiveness, risks and disclosure, human resources and compensation committee performance and enterprise risk oversight.

If and when a new director is added to our Board, he or she is given the opportunity to become familiar with us through an orientation session that covers our strategy, business and operations and by meeting with multiple layers of our management, other directors, officers and employees. New directors are also provided with access to outside legal counsel. Our Board portal contains our Board Mandate and Board committee charters, all of our policies, reports and historical public disclosure for reference by a new director.

Ethical Business Conduct

Our Board advocates a high standard of ethics and integrity for our entire Company. As part of its responsibility for our stewardship, our Board seeks to foster a culture of ethical conduct by requiring us to carry out our business in line with high business and moral standards and applicable legal, regulatory and financial requirements.

We have adopted a Code of Business Conduct and Ethics (the “Code of Conduct”), which applies to our directors, officers, employees, contractors and consultants, and which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on our website at www.pretivm.com. The Code of Conduct was most recently updated on October 30, 2019 to make minor clarifications to existing provisions. The Code of Conduct addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, disclosure commitments and practices, confidentiality of corporate information, protection and proper use of corporate assets, compliance with laws, rules and regulations, reporting of any illegal or unethical behavior and other relevant issues. Under our Code of Conduct, members of the Board and executive officers are required to disclose any conflict of interest or potential conflict of interest to the entire Board, and in respect of Board members, to any committee on which they serve. Directors are to recuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. If the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with us.

The Corporate Governance and Nominating Committee is responsible for assisting the Board in dealing with conflict of interest issues as contemplated by the Code of Conduct, reviewing and updating the Code of Conduct periodically, reviewing the system that management has established to enforce the Code of Conduct and reviewing management’s monitoring of our compliance with the Code of Conduct.

In addition to our Code of Conduct, we have adopted and implemented a number of other policies to encourage and promote a culture of ethical business conduct. Each of our directors, officers and employees are required annually to acknowledge his or her respective obligations under our Code of Conduct as well as other policies, including the Complaint Reporting Whistle Blower Policy, Corrupt Practices Policy, Corporate Disclosure and Trading Policy, Workplace Discrimination, Bullying and Harassment Policy and Information Technology Systems Use Policy (“IT Usage Policy”), all of which are described below.

Complaint Reporting and Whistle Blower Policy: We have procedures in place for receiving, handling and retaining of complaints regarding improper activities including complaints relating to accounting, internal controls, auditing or other matters. As well, the Complaint Reporting and Whistle Blower Policy sets out the procedures we have in place for employees and others to submit confidential anonymous concerns regarding improper activities, including questionable accounting, auditing or other matters. The Complaint Reporting and Whistle Blower Policy was most recently updated on October 30, 2019, to, among other things: expand reporting procedures by including a phone and web-based complaint and whistle blower reporting system that is managed by an independent third party; broaden the scope of reportable complaints; and reiterate our assurance that those who raise complaints in good faith will be protected from retaliation.

Corrupt Practices Policy: We have a policy in place to ensure that the Company, our directors, officers, employees and contractors do not participate in the corruption of foreign public officials and to ensure compliance with the Corruption of Foreign Public Officials Act (Canada), Foreign Corrupt Practices Act (United States) and other laws prohibiting improper payments to domestic and foreign officials.

Corporate Disclosure and Trading Policy: We have a policy and procedures in place to ensure that the Company and our directors, officers, employees, contractors and consultants satisfy the legal and ethical obligations related to the proper, effective and timely disclosure of corporate information and the trading of securities with respect to such information.

Workplace Discrimination, Bullying and Harassment Policy: We promote a work environment characterized by professionalism, collegiality and cooperation. Our Workplace Discrimination, Bullying and Harassment Policy has been developed to ensure that all individuals are treated with respect and dignity, by prohibiting conduct or comment that constitutes discrimination, bullying or harassment. We do not tolerate discrimination, bullying or harassment in any interactions connected to work with the Company, and any retaliation. The Workplace Discrimination, Bullying and Harassment Policy serves to assist all of our directors, officer, employees, contractors and consultants in identifying and preventing workplace discrimination, bullying and harassment and provides procedures for reporting, investigating and resolving incidents and complaints. Our Workplace Discrimination, Bullying and Harassment Policy was most recently updated on October 30, 2019 (previously the Workplace Bullying and Harassment Policy) to, among other things, broaden its scope to cover discrimination.

IT Usage Policy: Our IT Usage Policy covers all use of computers, servers, laptops, tablets, mobile phones, networking equipment, printers, Wi-Fi, Internet, USB drives, radios, telephones, satellite systems and similar technology (“IT Systems”) we own or that are located at our workplace sites and applies to all employees, contractors, visitors and other individuals who have access to or use of any of our IT Systems. The IT Usage Policy covers appropriate use, social media, care and reporting, licensing of software and services, privacy, backups, encryption and data security with respect our IT Systems.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders as well as nominees for appointment to committees of the Board. The Corporate Governance and Nominating Committee is composed entirely of independent directors. Additional information regarding our Corporate Governance and Nominating Committee is set out under the heading “- Committees – Corporate Governance and Nominating Committee” in this Information Circular.

The needs of the Board are analyzed when vacancies arise and from time to time as deemed appropriate, and the Corporate Governance and Nominating Committee is responsible for recommending nominees who meet such needs. The Corporate Governance and Nominating Committee retains outside advisors from time to time as deemed necessary, to assist in identifying new candidates for Board nomination or appointment. In reviewing potential candidates, the Corporate Governance and Nominating Committee reviews the competencies, skills and experience of potential candidates against those that the Board and the committee consider the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. In addition, the Corporate Governance and Nominating Committee considers other relevant criteria, including independence, diversity, culture fit and applicable legal and regulatory requirements.

Each of our directors was nominated or appointed to our Board for his or her respective area of expertise. By using a Board composed of experienced professionals with a wide range of financial, exploration, operational and business expertise, we ensure that the Board operates effectively and efficiently for our business.

The following skills matrix table demonstrates the skills of our current Board:

	O’Brien	Paspalas	Ovsenek*	Smith	Birkey	Tejani	Bienenstock	Hull
Relevant Industry Skills
Mining Industry Experience	Y	Y	Y	Y	Y	Y	Y	Y
Exploration/Geology		Y
Construction/Operations	Y	Y	Y					Y
Environment, Safety & Sustainability	Y	Y	Y					Y
General Business Skills
Audit/Finance	Y	Y	Y	Y	Y	Y	Y	Y
Capital Markets & Corporate Finance	Y	Y	Y	Y	Y	Y	Y	Y
Legal/Governance	Y		Y	Y	Y	Y	Y
Human Resources & Executive Compensation	Y	Y	Y	Y	Y	Y	Y	Y
Risk Management	Y	Y	Y	Y	Y	Y	Y	Y
Information Technology			Y	Y
Public Reporting & Investor Communication	Y	Y	Y	Y	Y	Y	Y	Y

*	In connection with the leadership transition plan announced on February 12, 2020, Mr. Ovsenek will not stand for re-election as a director at the Meeting.

All of our directors are actively involved in their respective areas of expertise and have full access to our management.

We have a Majority Vote Policy, which applies to all of our directors. Information with respect to the Majority Vote Policy is set out in this Information Circular under the heading “Particulars of Matters to be Acted Upon - Election of Directors - Majority Vote for Directors”.

Director Term Limits and Other Mechanisms of Board Renewal

We do not impose term limits for our directors as we feel that term limits inherently discount the value of experience and continuity on our Board and of directors with deep knowledge of the Company and our business.

Compensation of Directors

Our approach to Board compensation is competitive at the median of our peers, reflects best practice and takes into account governance trends. Comparative director compensation data for our peer companies is accumulated and reviewed annually by the Compensation Committee. For additional information regarding the practices, policies and procedures with respect to the compensation of our directors and officers, please see “Compensation Discussion & Analysis”, “Named Executive Officer Compensation” and “Director Compensation” in this Information Circular.

The Compensation Committee, which is composed entirely of independent directors, is responsible for discharging the Board’s duties and responsibilities relating to compensation and benefits of our directors and executive officers. Additional information regarding our Compensation Committee is set out under the heading “- Committees – Compensation Committee” in this Information Circular.

Assessments

Annual evaluations are conducted by the Corporate Governance and Nominating Committee. Questionnaires are completed by all directors to assess the effectiveness of the Board as a whole, of each committee, of each individual director as well as a self-evaluation.

The results are assembled by our Corporate Secretary on an anonymous basis and then reviewed by both the Corporate Governance and Nominating Committee and the Chair of the Board. The Chair of the Board then meets with each director to review and discuss the questionnaire results and then reports on the meetings to the Corporate Governance and Nominating Committee.

The Corporate Governance and Nominating Committee then makes a final report to the Board regarding the effectiveness of the Board and recommends improvements to be adopted and implemented.

Representation of Women on the Board and in Executive Officer Positions

Our workforce is made up of individuals of varied gender, background, skills, values and experiences. Our Diversity Policy, adopted in 2015, recognizes that a diverse and inclusive environment that values the varied perspectives of its workforce facilitates a broader exchange of ideas and leads to greater organizational strength. In order to attract and retain a diverse workforce, we are committed to providing an environment which embraces diversity and in which all employees are treated with fairness and respect and have equal opportunities available to them. Our commitment to diversity is a commitment to equality and to treating all individuals with fairness and respect.

We believe that diversity makes good sense for business and a diversified workforce and inclusive work culture enhances innovation, increases productivity and, ultimately, contributes to the achievement of our Corporate Objectives. We believe that our commitment to diversity will enable us to attract individuals with the best skills and attributes and to develop a workforce whose diversity reflects the communities in which we operate.

Diversity, including gender diversity, is considered when evaluating candidates for director and executive positions. Specific targets have not been set at this time as potential nominees are evaluated based on their individual merits and experience while taking into account the needs of the Company.

As at the date of this Information Circular, 2 of 8 (25%) of our directors are female and 1 of 5 (20%) of our NEOs is female.

Committees

The following details our Board committees and their current members:

Audit	Compensation	Corporate Governance and Nominating	Sustainability and Technical
David Smith (Chair)	Robin Bienenstock (Chair)	Peter Birkey (Chair)	George Paspalas (Chair)
Peter Birkey	George Paspalas	Faheem Tejani	Jeane Hull
Faheem Tejani	David Smith	Robin Bienenstock Jeane Hull	Faheem Tejani

Our Board recognizes that the Company has evolved from that of an exploration company to an operating company and as such, continually evaluates the need for appropriate committees and/or sub-committees.

At each regularly scheduled committee meeting, the committee members hold an in-camera session at which non-independent directors and members of management are not in attendance.

All committee charters are re-assessed annually by each respective committee and the full text of each of our committee charters can be found on our website at www.pretivm.com.

Audit Committee

Pursuant to its charter, our Audit Committee shall be comprised of at least three independent directors, each of whom is “financially literate”, as such term is defined in NI 52-110. The current members of the Audit Committee are David Smith (Chair), Peter Birkey and Faheem Tejani.

The purpose of our Audit Committee is to:

(a)	Assist the Board in fulfilling its oversight responsibilities relating to (i) the quality and integrity of our financial statements, financial reporting process and systems of financial controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance, (ii) the independence and qualifications of our independent accountants and review of their audit efforts and (iii) the development and implementation of policies and processes regarding corporate governance matters.

(b)	Provide an open avenue of communication between the independent accountants, our financial and senior management and the Board.

(c)	Prepare any reports required to be prepared pursuant to the rules of any stock exchange on which our Shares are listed and any securities commission or other regulatory authority having jurisdiction.

In fulfilling its purpose, the Audit Committee is responsible for, among other things:

(a)	meeting with our CEO and CFO and our independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedures and audit plans;

(b)	the appointment (subject to shareholder approval), review, compensation, and retention, and oversight of the work, of the independent accountants engaged for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company;

(c)	periodically reviewing and discussing with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

(d)	evaluating the effectiveness of our process for assessing significant risks or exposures over financial reporting and disclosure and the steps our management has taken to monitor, control and minimize such risks;

(e)	considering the audit scope and plan of the independent accountants and reviewing the coordination of the audit effort;

(f)	reviewing with the independent accountants, out of the presence of management, (i) the adequacy of our internal controls and disclosure controls including our computerized information systems and security, (ii) the truthfulness and accuracy of our financial statements, and (iii) any related significant findings and recommendations of the independent accountants and management’s responses thereto;

(g)	reviewing, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion and Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings and all financial information and earnings guidance (including any forecast of all-in sustaining or other costs, but excluding any forward looking metal(s) production guidance) intended to be provided to analysts and the public or to rating agencies, and considering whether the information contained in these documents is consistent with the information contained in the financial statements;

(h)	maintaining, reviewing and updating procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters; and

(i)	reviewing with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning, management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company.

The Chair of the Audit Committee is generally responsible for overseeing the Audit Committee in its responsibilities as outlined in the Audit Committee Charter. The Chair’s duties and responsibilities include presiding at each meeting of the Audit Committee, referring specific matters to the Board in the case of a deadlock on any matter or vote, receiving and responding to all requests for information from independent auditors, leading the Audit Committee in discharging its tasks and reporting to the Board on the activities of the Audit Committee.

The Audit Committee is required to meet at least quarterly or more frequently as circumstances dictate. The Audit Committee has the authority to retain, at the Company’s expense, its own legal counsel, accountants and other advisors that it believes, in its sole discretion, are needed to carry out its duties and responsibilities. Further, the committee has the authority to conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities, to take whatever actions it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behavior within the Company, and to request any officer, director, employee or consultant, outside legal counsel and independent accountants to meet with the committee and any of its advisors and to respond to their inquiries.

NI 52-110 requires our Audit Committee to meet certain requirements as well as requires us to disclose certain information regarding the Audit Committee. The required information has been disclosed in our AIF under the headings “Audit Committee Information” and “Appendix 1 - Audit Committee Charter” (see “Additional Information” at the end of this Information Circular). Our AIF is available under our profile on SEDAR at www.sedar.com and is available on our website at www.pretivm.com.

Compensation Committee

Pursuant to its charter, our Compensation Committee shall be comprised of at least three independent directors. The current members of the Compensation Committee are Robin Bienenstock (Chair), George Paspalas and David Smith.

The main objective of the Compensation Committee is to discharge the responsibilities of the Board relating to the compensation and benefits of our executive officers and directors. In doing so, the Compensation Committee ensures that we have an executive compensation plan that is motivational and competitive and that will attract and inspire the performance of executive officers of a caliber that will ensure and enhance our sustainability, profitability and growth.

In fulfilling its objective, the Compensation Committee is responsible for, among other things:

(a)	reviewing and approving on an annual basis our Corporate Objectives relevant to our NEO’s compensation, evaluating the performance of the CEO and executive officers in light of those goals and objectives and setting, or recommending to the Board, the compensation level for the CEO and executive officers based on this evaluation. In determining the long-term incentive component of CEO and executive compensation, the Compensation Committee considers, along with such other factors as it may deem relevant, the Company’s performance, shareholder returns, the value of similar incentive awards to executive officers at comparable companies and the awards given to the executive officers in past years;

(b)	reviewing and approving on an annual basis the adequacy and form of compensation and benefits of the directors, and making recommendations to the Board in that regard;

(c)	making recommendations to the Board with respect to our Stock Option Plan, RSU Plan and any other incentive compensation plans and equity-based plans, including recommendations as to grants pursuant to such plans and the adoption or amendment of such plans;

(d)	determining the recipients of, and the nature and size of, share compensation awards and bonuses granted from time to time, in compliance with applicable securities law, stock exchange and other regulatory requirements; and

(e)	reviewing all executive compensation disclosure before the Company publicly discloses this information.

The Compensation Committee is required to meet as many times as it deems necessary to carry out its duties effectively, but not less frequently than four times per year. The committee has the authority to retain outside advisors, including to assist in the evaluation of compensation of senior management and directors and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any such advisor.

Corporate Governance and Nominating Committee

Pursuant to its charter, our Corporate Governance and Nominating Committee shall be comprised of at least three independent directors and serves to assist the Board in fulfilling its corporate governance oversight responsibilities. The current members of the Corporate Governance and Nominating Committee are Peter Birkey (Chair), Faheem Tejani, Robin Bienenstock and Jeane Hull.

In fulfilling its objective, the Corporate Governance and Nominating Committee is responsible for, among other things:

(a)	developing and recommending to the Board corporate governance policies and procedures for the Company, reviewing and assessing the adequacy of the Company’s corporate governance policies, practices and procedures annually, and making recommendations to the Board with respect to any changes deemed appropriate;

(b)	reviewing the practices and procedures of the Board in light of ongoing developments in securities law, stock exchange and regulatory requirements and industry best practices relating to corporate governance;

(c)	reviewing the adequacy of our systems in place to verify compliance with regulatory, corporate governance and disclosure requirements;

(d)	examining the size and composition of the Board and its committees and recommending adjustments from time to time with a view to enabling the Board’s size and composition to facilitate effective decision making;

(e)	identifying and assessing the necessary and desirable competencies and characteristics for Board membership and regularly assessing those competencies and characteristics, seeking and identifying individuals qualified to become members of the Board and recommending such nominees to the Board for appointment or election, and making recommendations with respect to membership on committees of the Board;

(f)	reviewing the adequacy of the Board’s structures and procedures with a view to facilitating the Board to function with the proper degree of independence from management;

(g)	identifying and assessing the necessary and desirable competencies and characteristics for Board membership, regularly assessing the extent to which those competencies and characteristics are represented on the Board, identifying individuals qualified to become members of the Board, and making recommendations to the Board for appointment or nomination of director candidates and with respect to membership on Board committees;

(h)	facilitating the Board’s independence from management and providing a forum without management present to receive expressions of concern;

(i)	encouraging and facilitating continuing education programs for directors;

(j)	receiving comments from all directors as to the Board’s performance, overseeing the process assessing the effectiveness of the Board and Board committees as a whole, assessing annual the contribution and effectiveness of each individual director as well as the competencies and characteristics each individual director is expected to bring to the Board; and

(k)	assisting the Board in dealing with conflict of interest issues.

The Corporate Governance and Nominating Committee is required to meet as many times as it deems necessary to carry out its duties effectively, but not less frequently than twice per year. The committee has the authority to retain outside advisors to assist it in carrying out its duties and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any such advisor.

Sustainability and Technical Committee

Pursuant to its charter, our Sustainability and Technical Committee shall be comprised of a majority of independent directors. The current members of the Sustainability and Technical Committee are George Paspalas (Chair), Jeane Hull and Faheem Tejani.

The purpose of the Sustainability and Technical Committee is to assist the Board in carrying out its responsibilities with respect to: reviewing the Company’s sustainability and technical matters, including environmental, health and safety and social matters, policies and programs and overseeing the Company’s performance in such areas; reviewing mining operations and production; overseeing performance of mining operations and production, and of development, expansion and exploration programs; and advising on business development opportunities.

In fulfilling its objective, the Sustainability and Technical Committee is responsible for, among other things:

(a)	reviewing and monitoring the sustainability (including environmental, health and safety) policies, systems and activities of the Company on behalf of the Board and ensuring that the principle areas of sustainability risk and potential impacts are identified and that the Company is in compliance with applicable laws, regulations and the conditions of applicable permits and licenses;

(b)	reviewing quarterly and special environmental, health and safety reports prepared by management and reviewing the results of environment, health and safety audits conducted by management and outside advisors;

(c)	reviewing the assumptions and methodology underpinning of the Company’s mineral reserve and mineral resource estimates and satisfying itself that the judgement exercised in preparing such estimates was reasonable, and, if satisfactory, recommending to the Board approval of technical reports and annual mineral reserve and mineral resource estimates;

(d)	reviewing technical and operational matters on behalf of the Board, which include (i) all production guidance (i.e. any forward-looking metal(s) production guidance) intended to be provided to analysts and the public, (ii) the annual budget and the life of mine plan for each operating mine, (iii) significant technical risks, mitigation strategies and opportunities associated with the Company’s mines and projects, (iv) exploration, geological, mining, metallurgical and other technical issues of significant concern, and (v) technical merits associated with potential new projects or acquisitions;

(e)	reviewing the scope of potential liabilities in the areas of focus of the committee and the adequacy of the systems that are in place to manage those liabilities; and

(f)	making visits, as the committee or individually, to our Brucejack Mine in order to become familiar with the nature of the operations, and reviewing relevant objectives, procedures and performances with respect to sustainability matters, and technical and operational matters.

The Sustainability and Technical Committee is required to meet as often as it deems necessary to carry out its duties effectively, but not less frequently than once per year. The committee has the authority to retain outside advisors to assist it in carrying out its duties and to determine the terms of engagement and the extent of funding necessary for payment of compensation to any such advisor.

Shareholder Outreach

The Board and management of Pretivm believe in the importance of communicating with its shareholders, as open and constructive dialogue can improve Board and management effectiveness and improve corporate performance. Pretivm communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports, press releases, annual information form and other public disclosure, website and industry conferences. Pretivm also holds a quarterly earnings call.

The Board communicates with our shareholders on an annual basis through the management information circular, which provides information about the Board, individual directors, Pretivm’s governance policies and practices and executive officer and independent director compensation policies and practices, and through the annual shareholders meeting. The Board is also exploring various options to engage our shareholders on a more formal basis, including through direct shareholder engagement meetings to discuss shareholder views on key areas and to update shareholders on the Board’s focus and work related to governance, compensation and other relevant matters.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Financial information is provided in our comparative financial statements and MD&A for our most recently completed financial year, copies of which have been mailed to those shareholders who requested them, and which are filed and available on our website at www.pretivm.com and under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request copies of our financial statements and MD&A by contacting Investor Relations via telephone at 604-558-1784 or via email at invest@pretivm.com.

CURRENCY

All dollar amounts in this Information Circular are expressed in Canadian dollars unless otherwise indicated. The Company’s functional and financial statement presentation currency is the United States dollar. The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in United States dollars, the average of such exchange rate during such period, and the exchange rate at the end of such period. These rates are based on the indicative rate of exchange reported by the Bank of Canada.

	Fiscal Year Ended December 31,
	2017	2018	2019
Rate at the end of period	$0.7971	$0.7330	$0.7699
Average rate during period	$0.7708	$0.7721	$0.7537
Highest rate during period	$0.8245	$0.8138	$0.7699
Lowest rate during period	$0.7276	$0.7330	$0.7353

APPENDIX A

PRETIUM RESOURCES INC.
MANDATE OF THE BOARD OF DIRECTORS

Adopted by the Board of Directors on December 19, 2010 and as amended on April 7, 2017

I.	ROLE AND RESPONSIBILITIES

1.	The Board of Directors (the “Board”) is responsible for the stewardship of Pretium Resources Inc. (the “Company”). This requires the Board to oversee the conduct of the business and supervise management, which is responsible for the day-to-day conduct of the business.

2.	The Board is responsible for the adoption of a strategic planning process and the approval and review, at least annually, in an all-day in person strategy session to review the Company’s strategic business plan proposed by management, including a statement of the vision, mission and values, and to adopt such a plan with such changes as the Board deems appropriate. The plan and discussion which takes into account, among other things, the opportunities and risks of the business must be presented to the Board so as to provide enough time for management to resubmit and review the plan and incorporate a budget that takes into account the strategic objectives of the Company.

3.	The Board shall hold meetings on at least a quarterly basis.

4.	The Board shall review and measure corporate performance against strategic plans, senior management objectives, financial plans and quarterly budgets.

5.	The Board is responsible for the identification of the principal risks of the Company’s business and overseeing the implementation of appropriate systems to manage these risks.

6.	The Board is responsible for succession planning, including appointing, training and monitoring senior management and, in particular, the CEO.

7.	The Board is responsible for satisfying itself as to the integrity of the CEO and other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Company.

8.	The Board is responsible for the Company’s communication policies, which:

(a)	address how the Company interacts with analysts, investors, other key stakeholders and the public;

(b)	contain measures for the Company to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and

(c)	are reviewed at least annually.

9.	The Board is responsible for the integrity of the Company’s internal control and management information systems.

10.	The Board is responsible for acting in accordance with all applicable laws, the Company’s Articles and the Company’s Code of Business Conduct and Ethics.

1

11.	The Board and each individual director is responsible for acting in accordance with the obligations imposed by the BCBCA. In exercising their powers and discharging their duties, each director shall:

(a)	act honestly and in good faith with a view to the best interests of the Company;

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(c)	exercise independent judgment regardless of the existence of relationships or interests which could interfere with the exercise of independent judgment; and

(d) (i)	disclose to the Company, in writing or by having it entered in the minutes of meetings of directors, the nature and extent of any interest that the director has in a material contract or material transaction, whether made or proposed, with the Company if the director is a party to the contract or transaction, is a director or officer, or an individual acting in a similar capacity, of a party to the contract or transaction, or, has a material interest in a party to the contract or transaction; and

(ii)	such director shall refrain from voting on any resolution to approve such contract or transaction unless it relates to the directors’ remuneration in that capacity, is for the directors’ indemnity or insurance or is a contract or transaction with an affiliate.

(e)	Demonstrate a willingness to listen as well as to communicate their opinions, openly and in a respectful manner.

12.	The Board and each individual director is responsible for making all reasonable efforts to attend meetings of the Board as required, and to review in advance all meeting materials distributed in connection therewith.

13.	The Board has the authority to appoint a managing director or to establish committees and appoint directors to act as managing director or to be members of these committees. The Board may not delegate to such managing director or committees the power to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)	issue securities, except as authorized by the directors;

(d)	issue shares of a series, except as authorized by the directors;

(e)	declare dividends;

(f)	purchase, redeem or otherwise acquire shares issued by the Company;

(g)	pay a commission to any person in consideration of his purchasing or agreeing to purchase shares of the Company from the Company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

(h)	approve a management proxy circular, take-over bid circular or directors’ circular;

(i)	approve financial statements to be put before an annual meeting of shareholders; and

(j)	adopt, amend or repeal bylaws.

14.	The matters to be delegated to committees of the Board and the constitution of such committees are to be assessed annually or more frequently, as circumstances require. From time to time the Board may create an ad hoc committee to examine specific issues on behalf of the Board. There are currently four committees of the Board: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Sustainability and Technical Committee. Each committee has a charter approved by the Board.

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II.	COMPOSITION

1.	From time to time the Board or an appropriate committee of the Board shall review the size of the Board to ensure that the size facilitates effective decision-making.

2.	The Board shall be composed of a majority of directors who qualify as “unrelated” or “independent” directors under applicable securities laws and applicable stock exchange rules. The determination of whether an individual director is “unrelated” or “independent” is the responsibility of the Board.

3.	If at any time the Company has a shareholder with the ability to exercise a majority of the votes for the election of the Board (a “Significant Shareholder”), the Board will include a number of directors who do not have interests in or relationships with either the Company or such Significant Shareholder and who fairly reflects the investment in the Company by shareholders other than such Significant Shareholder.

4.	The Board should, as a whole, have the following competencies and skills:

(a)	knowledge of the mining industry;

(b)	knowledge of current corporate governance standards;

(c)	technical and market knowledge sufficient to understand the challenges and risks associated with the development of the Company; and

(d)	financial and accounting expertise.

III.	PROCEDURES TO ENSURE EFFECTIVE OPERATION

1.	The Board recognizes the importance of having procedures in place to ensure the effective and independent operation of the Board.

2.	If the Chair of the Board is not a member of management, the Chair shall be responsible for overseeing that the Board discharges its responsibilities. If the Chair is a member of management, responsibility for overseeing that the Board discharges its responsibility shall be assigned to a non-management director.

3.	The Board has complete access to the Company’s management. The Board shall require timely and accurate reporting from management and shall regularly review the quality of management’s reports.

4.	An individual director may engage an external adviser at the expense of the Company in appropriate circumstances. Such engagement is subject to the approval of the Corporate Governance and Nominating Committee.

5.	The Board shall provide an orientation and education program for new recruits to the Board as well as continuing education on topics relevant to all directors.

6.	The Board shall institute procedures for receiving shareholder feedback.

7.	The Board requires management to run the day-to-day operations of the Company, including internal controls and disclosure controls and procedures.

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8.	The non-management directors shall meet at least twice yearly without any member of management being present.

9.	The Board sets appropriate limits on management’s authority. Accordingly, the following decisions require the approval of the Board:

(a)	the approval of the annual and quarterly (unless delegated to the Audit Committee) financial statements;

(b)	the approval of the annual budget;

(c)	any equity or debt financing, other than debt incurred in the ordinary course of business such as trade payables;

(d)	entering into any license, strategic alliance, partnership or other agreement outside the ordinary course of business;

(e)	the acquisition and assignment of material assets (including intellectual property and fixed assets) outside of the ordinary course of business;

(f)	the creation of subsidiaries;

(g)	the creation of new Company bank accounts;

(h)	payment of dividends;

(i)	proxy solicitation material;

(j)	projected issuances of securities from treasury by the Company as well as any projected redemption of such securities;

(k)	any material change to the business of the Company;

(l)	the appointment of members on any committee of the Board;

(m)	capital expenditures in excess of CAD$1,000,000 outside of the annual budget;

(n)	entering into any professional engagements where the fee is likely to exceed CAD$1,000,000 outside of the annual budget.

(o)	entering into any arrangements with banks or other financial institutions relative to borrowing (either on a term or revolving basis) of amounts in excess of CAD$1,000,000 outside the annual budget;

(p)	entering into any guarantee or other arrangement such that the Company is contingently bound financially or otherwise in excess of CAD$250,000 other than product guarantees outside the annual budget;

(q)	the appointment or discharge of any senior officer of the Company;

(r)	entering into employment contracts with any senior officers; and

(s)	initiating or defending any lawsuits or other legal actions.

10.	The Board, together with the CEO and with the assistance of the Corporate Governance and Compensation Committees, shall develop position description for the CEO. The Board, together with the CEO, shall also approve or develop the corporate objectives that the CEO is responsible for meeting and the Board shall assess the CEO against these objectives.

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